Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

SPARTANNASH COMPANY,

NEW MACKINAC HOLDCO, INC.,

MACKINAC MERGER SUB, INC.

and

C&S WHOLESALE GROCERS, LLC

Dated as of June 22, 2025

TABLE OF CONTENTS

Article I DEFINITIONS		4
1.1	Definitions	4

Article II MERGER		18
2.1	Merger	18
2.2	Closing	18
2.3	Effective Time	18
2.4	Effects of the Merger	19
2.5	Articles of Incorporation and Bylaws	19
2.6	Directors and Officers	19

Article III MERGER		19
3.1	Treatment of Common Stock and Company Equity Awards	19
3.2	No Dissenters’ or Appraisal Rights	21
3.3	Exchange of Common Stock and Paying Fund	21

Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24
4.1	Due Incorporation; Capitalization; Indebtedness	24
4.2	Due Authorization	26
4.3	Consents and Approvals; No Violations	27
4.4	Financial Statements; Internal Controls and Procedures	28
4.5	Company Information	29
4.6	No Undisclosed Liabilities	29
4.7	Intellectual Property	29
4.8	Data Privacy; Cybersecurity	31
4.9	Contracts	32
4.10	Government Contracts.	34
4.11	Insurance	35
4.12	Employees and Employee Benefit Plans	36
4.13	Taxes	38
4.14	Litigation	39
4.15	Compliance with Laws; Permits	40
4.16	Regulatory Matters	40
4.17	Environmental Matters	42
4.18	Absence of Changes	42
4.19	Real Property	43
4.20	Brokers and Finders	44
4.21	Opinions of Financial Advisor	44
4.22	Affiliate Transactions	44
4.23	No Additional Representations	45

Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		45
5.1	Due Incorporation; Capitalization	45
5.2	Due Authorization	45
5.3	Consents and Approvals; No Violations	46
5.4	Merger Sub	46
5.5	Litigation	46
5.6	Compliance with Laws	46
5.7	Parent and Merger Sub Information	46
5.8	Certain Arrangements	47
5.9	Available Funds and Financing	47
5.10	Ownership of Common Stock	49
5.11	Brokers and Finders	49
5.12	Investigation; No Other Representations	49

Article VI COVENANTS AND AGREEMENTS		50
6.1	Access to Information, Employees and Facilities	50
6.2	Conduct of Business	51
6.3	Obligations of Merger Sub	55
6.4	No Solicitation	56
6.5	Proxy Statement; Company Shareholders Meeting	59
6.6	Efforts	61
6.7	Employee Matters	63
6.8	Public Announcements	65
6.9	Indemnification and Insurance	65
6.10	Exchange Delisting; Deregistration	67
6.11	Transaction Litigation	67
6.12	Rule 16b-3	67
6.13	Takeover Law	68
6.14	Payoff	68
6.15	Financing	68
6.16	Financing Cooperation	70
6.17	Resignations	72
6.18	Parent Vote	72
6.19	Company Warrants	72
6.20	Real Property Matters	72
6.21	Letters of Credit	76

Article VII CONDITIONS PRECEDENT TO THE MERGER		76
7.1	Conditions to Each Party’s Obligations	76
7.2	Conditions to Obligations of Parent and Merger Sub	77
7.3	Conditions to Obligations of the Company	77

Article VIII TERMINATION		78
8.1	Termination	78
8.2	Expenses; Transfer Taxes	80
8.3	Effect of Termination	80

Article IX MISCELLANEOUS		83
9.1	Nonsurvival of Representations and Warranties	83
9.2	Amendment; Waiver	84
9.3	Notices	84
9.4	Counterparts	85
9.5	Interpretation	85
9.6	Specific Performance	86
9.7	Governing Law; Jurisdiction	87
9.8	WAIVER OF JURY TRIAL	87
9.9	Binding Agreement	87
9.10	Entire Understanding	87
9.11	Assignment	88
9.12	Third Party Beneficiaries	88
9.13	Non-Recourse	88
9.14	Further Assurances	88
9.15	Severability	89
9.16	Construction	89
9.17	Financing Provisions	89

Article X GUARANTY		90
10.1	Guaranty	90
10.2	Absolute and Unconditional Guaranty	90
10.3	Representations and Warranties of Guarantor	91

* Certain exhibits and schedules to this Agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of June 22, 2025, by and among SpartanNash Company, a Michigan corporation (the “Company”), New Mackinac HoldCo, Inc. a Delaware corporation (“Parent”), Mackinac Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and C&S Wholesale Grocers, LLC, a Delaware limited liability company (“Guarantor”). Certain capitalized terms used herein are defined in Article I.

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby (the “Transactions”) are advisable and fair to, and in the best interests of, the Company and its shareholders; (b) declared it advisable to enter into this Agreement; (c) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger; and (d) resolved to recommend that the shareholders of the Company approve this Agreement, in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, in furtherance of the foregoing, Merger Sub will, in accordance with the MBCA and the DGCL (each as defined below) and on the terms and subject to the conditions set forth in this Agreement, merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”); and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company concurrently with the execution of this Agreement the Equity Funding Letter.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

Article I

DEFINITIONS

1.1            Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“401(k) Termination Date” shall have the meaning set forth in Section 4.7(e).

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement on terms that, (x) with respect to confidentiality and use, taken as a whole, are materially no less restrictive to the Company’s counterparty thereto than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of a Company Takeover Proposal to the Company Board), and except for such changes necessary in order for the Company to comply with its obligations under this Agreement, (y) does not prohibit the Company from sharing any information contemplated by Section 6.4 with Parent, Merger Sub or their respective Representatives and (z) does not contain any expense reimbursement or any other similar reimbursement obligations.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the annexes and exhibits hereto, as it and they may be amended from time to time.

“Alternative Financing” shall have the meaning set forth in Section 6.15(b).

“Alternative Financing Documents” shall have the meaning set forth in Section 6.15(b).

“Anticorruption Laws” shall have the meaning set forth in Section 4.15(c).

“Antitrust Termination Fee” shall mean an amount equal to $55,000,000.

“Antitrust Termination Fee Notice” shall have the meaning set forth in Section 8.3(d).

“Articles of Incorporation” shall mean the amended and restated articles of incorporation of the Company, as amended from time to time.

“Book-Entry Shares” shall mean shares of Common Stock which, immediately prior to the Effective Time, are not represented by Certificates but are represented in book-entry form.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York or the State of Michigan are authorized or required by Law or other action of a Governmental Authority to close.

“Bylaws” shall mean the amended and restated bylaws of the Company, as amended from time to time.

“Canceled Shares” shall have the meaning set forth in Section 3.1(b)(ii).

“Capitalization Date” shall have the meaning set forth in Section 4.1(c)(ii).

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificates of Merger” shall have the meaning set forth in Section 2.3.

“Change of Recommendation” shall have the meaning set forth in Section 6.4(d).

“Claim Expenses” shall mean reasonable and documented out-of-pocket attorneys’ fees and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to Section 6.9, including any action relating to a claim for indemnification or advancement brought by a Covered Person.

“Closing” shall mean the consummation of the Transactions.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” shall have the meaning set forth in Section 4.12(h).

“Common Stock” shall have the meaning set forth in Section 4.1(c)(i).

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 6.7(e).

“Company Acquisition Agreement” shall have the meaning set forth in Section 6.4(d).

“Company Antitrust Fee Notice” shall have the meaning set forth in Section 8.3(d).

“Company Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other equity or equity-based incentive, employee stock ownership or stock purchase, compensation, severance, termination, employment, individual consulting arrangement with a natural person, change in control, retention, vacation, paid time off, fringe benefit, bonus, incentive, savings, supplemental retirement, deferred compensation, retiree medical or other retiree health or welfare, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA, (a) entered into, contributed to (or required to be contributed to), sponsored by or maintained by the Company or any of its Subsidiaries, (b) for the benefit of Company Employees or directors of the Company or their dependents, or (c) for which the Company or any of its Subsidiaries has any Liability (contingent or otherwise), but in each case excluding any Multiemployer Plan and any plan, policy, program, agreement or arrangement maintained by a Governmental Authority to which the Company or any of its Subsidiaries contributed pursuant to applicable Law.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Disclosure Documents” shall have the meaning set forth in Section 4.5(a).

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Company Employee” shall mean each individual who is employed by the Company or any of its Subsidiaries, including in all cases each such employee who is on leave of absence of any nature (paid or unpaid, authorized or unauthorized) or disability.

“Company Equity Awards” shall mean, collectively, the Company Restricted Stock Awards, the Company RSU Awards and the Company PSU Awards.

“Company Equity Plans” shall mean the Company’s 2024 Stock Incentive Plan and 2020 Stock Incentive Plan, including the annual Long-Term Incentive Plans administered thereunder, as each may be amended and restated from time to time.

“Company ESPP” shall mean the Company’s Associate Stock Purchase Plan of 2022, as may be amended and restated from time to time.

“Company Financing Fee Notice” shall have the meaning set forth in Section 8.3(e).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the business, operations or condition of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to consummate the Merger by the Termination Date (as it may be extended in accordance with the terms hereof); provided, however, that with respect to the preceding clause (a) only, no Effects to the extent resulting or arising from the following shall be deemed to constitute or be taken into account in determining whether there has been, is, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any changes or developments in domestic, foreign or global markets in which the Company or any of its Subsidiaries operates or domestic, foreign or global economic conditions generally, including (A) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (B) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (ii) changes in GAAP or any official interpretation thereof after the date hereof, (iii) changes in Law or any changes or developments in the official interpretation thereof by Governmental Authorities after the date hereof, (iv) changes in domestic, foreign or global political conditions (including the outbreak or escalation or worsening of war, hostilities, sabotage, military actions, acts of terrorism (including cyberterrorism), tariffs or trade wars, national emergency or similar events), including any worsening of such conditions threatened or existing on the date of this Agreement, (v) changes or developments in the business or regulatory conditions generally affecting the industries in which the Company or any of its Subsidiaries operate, (vi) the negotiation, execution, delivery, announcement or pendency of this Agreement or the anticipated consummation of the Transactions, including the identity of (or any actions taken by) Parent and changes in relationship with or loss of customers, suppliers or other business partners or employees resulting from the foregoing (provided that the exceptions in this clause (vi) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement and the Transactions), (vii) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wildfires or other natural disasters or weather conditions, epidemics, pandemics or disease outbreaks, cyberattacks, data breaches or other force majeure events, including any worsening of such conditions threatened or existing on the date of this Agreement, (viii) a decline in the trading price or trading volume of the shares of Common Stock or any change in the credit ratings or ratings outlook for the Company or any of its Subsidiaries, or the availability or cost of equity, debt or other financing to Parent or Merger Sub (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder), (b) the failure to meet any internal or analysts’ projections, guidance, budgets, expectations, forecasts or estimates (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder), (x) any action required to be taken or omitted by the Company or any of its Subsidiaries at the written request of Parent, any action taken or omitted to be taken by the Company or any of its Subsidiaries in accordance with the express terms of this Agreement, and (xi) any actions or claims made or brought by any shareholders of the Company (on their behalf or on behalf of the Company), in each case relating to the evaluation, negotiation or entry into or terms of this Agreement, recommendation of the Transactions to the Company’s shareholders or consummation of the Transactions including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of the Agreement; except, with respect to clauses (i), (ii), (iii), (iv), (v) and (vii), to the extent that such Effect is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Material Contract” shall have the meaning set forth in Section 4.9(a).

“Company PSU Award” shall mean each restricted stock unit award relating to Common Stock granted under a Company Equity Plan for which vesting is conditioned in whole or in part based on achievement of performance goals or metrics.

“Company Registered Intellectual Property” shall mean Company Intellectual Property that is Registered Intellectual Property.

“Company Related Parties” shall have the meaning set forth in Section 8.3(h).

“Company Restricted Stock Award” shall mean each award in respect of a share of Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan.

“Company RSU Award” shall mean each restricted stock unit award relating to Common Stock granted under a Company Equity Plan for which vesting is conditioned solely on the satisfaction of service-based vesting requirements.

“Company SEC Documents” shall have the meaning set forth in Section 4.4(a).

“Company Securities” shall have the meaning set forth in Section 4.1(c)(iii).

“Company Shareholder Approval” shall have the meaning set forth in Section 4.3.

“Company Shareholders Meeting” shall have the meaning set forth in Section 6.5(c).

“Company Superior Proposal” shall mean a bona fide, written Company Takeover Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%) and references to eighty percent (80%) being deemed to be replaced with references to twenty percent (20%)) by a third party, which the Company Board (or a committee thereof) determines in good faith after consultation with the Company’s outside legal counsel and financial advisors to be more favorable from a financial point of view to the Company and its shareholders than the Transactions and is reasonably capable of being consummated in accordance with its terms, in each case, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing or regulatory approvals and likelihood of consummation) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.4)).

“Company Takeover Proposal” shall mean any offer, proposal or indication of interest that is not withdrawn from a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons (other than a proposal or offer by Parent or any Subsidiary of Parent) made after the date hereof relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person or “group” of Persons, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or “group” of Persons beneficially owning more than twenty percent (20%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or number of shares) or (c) any sale, lease, exchange, transfer, license or other disposition to a Person or “group” of Persons of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries (measured by the fair market value thereof).

“Company Termination Fee” shall mean an amount equal to $35,400,000.

“Company Warrants” shall mean the warrants to purchase Company Common Stock issued pursuant to the Warrant.

“Competition Law” shall mean any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain non-disclosure agreement between C&S Wholesale Grocers, LLC and the Company, dated as of April 9, 2025.

“Continuation Period” shall have the meaning set forth in Section 6.7(a).

“Continuing Employee” shall have the meaning set forth in Section 6.7(a).

“Contract” shall mean any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding; provided that Contracts shall exclude Company Benefit Plans, statements of work, sales orders and purchase orders entered into in the ordinary course of business that do not contain any material terms other than pricing.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Covered Persons” shall have the meaning set forth in Section 6.9(a).

“D&O Claim” shall mean any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, that any Covered Person in good faith believes is reasonably likely to lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to a Covered Person’s duties or service as a director or officer of the Company or the applicable Subsidiary thereof at or prior to the Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement and the Transactions, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto).

“Data Security Requirements” shall mean all of the following, in each case to the extent relating to data privacy, protection, or security and applicable to the Company or any of its Subsidiaries: (a) all applicable Privacy Laws; (b) the Company’s and its Subsidiaries’ own respective policies and procedures, (c) binding industry standards, including the Payment Card Industry Data Security Standard, and (d) material Contracts to which the Company or any of its Subsidiaries is bound.

“Debt Commitment Letter” shall have the meaning set forth in Section 5.9(f).

“Debt Fee Letters” shall have the meaning set forth in Section 5.9(f).

“Debt Financing” shall have the meaning set forth in Section 5.9(f).

“Debt Financing Documents” means any credit agreements, amendments to credit agreements, guarantees, pledge and security documents, definitive financing documents, agreements, schedules, fee letters or other certificates or documents contemplated by the Debt Financing.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide, syndicate or arrange all or any part of the Debt Financing, including the agent and lender parties to any commitment letter, joinder agreements, credit agreements, indentures, purchase agreements or similar documents entered into in connection therewith, together with their respective former, current and future Affiliates and their and their respective former, current and future Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

“DGCL” shall mean the Delaware General Corporation Law.

“DGCL Certificate of Merger” shall have the meaning set forth in Section 2.3.

“DTC” shall have the meaning set forth in Section 3.3(c).

“DTC Payment” shall have the meaning set forth in Section 3.3(c).

“EDGAR” shall have the meaning set forth in Section 4.9(b).

“Effect” shall mean any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Enforceability Exceptions” shall have the meaning set forth in Section 4.2(c).

“Environmental Law” shall mean any applicable Law relating to pollution, the protection of the environment, health and safety (as relates to exposure to Hazardous Materials) or the release, use, storage, recycling, treatment, generation, transportation, production or disposal of any Hazardous Materials.

“Environmental Permits” shall mean any Permit required under any applicable Environmental Law.

“Equity Financing” shall have the meaning set forth in Section 5.9(b).

“Equity Financing Source” shall mean RJJRP Holdings, Inc.

“Equity Funding Letter” shall have the meaning set forth in Section 5.9(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliates” shall mean, with respect to any Person or any trade or business, whether or not incorporated, which, together with the Company or any of its Subsidiaries, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Existing Credit Facility” shall mean that certain Amended and Restated Loan and Security Agreement, dated as of November 19, 2013 by and among the Borrowers party thereto, the Guarantors (as defined in the Existing Credit Facility) party thereto, the Lenders party thereto, Wells Fargo Capital Finance, LLC, as administrative and collateral agent, Wells Fargo Bank, National Association, Bank of America, N.A. and Fifth Third Bank, as Joint Lead Arrangers and Joint Bookrunners, Bank of America, N.A. and Fifth Third Bank, as Syndication Agents and BMO Harris Bank, N.A. and U.S. Bank, National Association, as Documentation Agents (as amended, amended and restated, supplemented or otherwise modified from time to time).

“Export-Import Control Laws” shall mean any applicable export, re-export, transfer or import control Law of the United States, the United Kingdom and the European Union, including the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) and the Export Administration Regulations (15 C.F.R. 730 et seq.).

“Extension Date” shall have the meaning set forth in Section 8.1(b).

“Financing” shall have the meaning set forth in Section 5.9(f).

“Financing Conditions” means, with respect to the Debt Financing, the conditions precedent expressly set forth or referred to in the Debt Commitment Letter as in effect on the date hereof.

“Financing Information” means all information with respect to the business, operations, financial condition, projections and prospects of the Company and each Subsidiary of the Company (including their respective assets and property) as may be reasonably required by Parent or the Debt Financing Sources, including (a) written store level profits and losses prepared in good faith using substantially the same accounting methods, practices, principles, policies, and procedures used in the preparation of such sales figures for prior periods in the ordinary course of business, (b) “borrowing base” projections, and (c) such other information as is reasonably necessary for the preparation of a quality of earnings with respect to the Company and its Subsidiaries, in each case, to the extent that such information is reasonably required in connection with any financing or of the type customarily reasonably required for financings contemplated by Section 6.16 (and including, in any event, the information reasonably required by Guarantor to prepare the Marketing Materials (as defined in the Debt Commitment Letter as in effect on the date hereof) and the historical and pro forma financial information and the projections required to be provided in accordance with paragraph 6 of Exhibit D to the Debt Commitment Letter as in effect on the date hereof).

“Financing Letters” shall have the meaning set forth in Section 5.9(f).

“Financing Termination Fee” shall mean an amount equal to $50,000,000.

“Financing Termination Fee Notice” shall have the meaning set forth in Section 8.3(e).

“Financing Uses” shall have the meaning set forth in Section 5.9(g).

“Fraud” shall mean knowing and intentional fraud or misrepresentation by a party in the making of any written representation or warranty specified in this Agreement made with the intent to deceive or mislead and upon which the party receiving such written representation or warranty justifiably relies.

“Government Contract” means any contract, task order, delivery order, purchase order, grant, or other binding commitment or contractual agreement of any kind currently active in performance between the Company, or any of its Subsidiaries, and any Governmental Authority. Unless otherwise indicated, a task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract under which it was issued.

“Government Contract Bid” means any outstanding or pending quotation, bid, and/or proposal by the Company or any of its Subsidiaries for a Government Contract for which no award has been announced, that, if accepted or awarded, would lead to a Government Contract.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal (public or private), whether national, federal, state, provincial or local or otherwise, including any stock exchange, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Guaranteed Obligations” shall have the meaning set forth in Section 10.1.

“Guarantor” shall have the meaning set forth in the Preamble.

“Guarantor Credit Facility” shall mean the Fourth Amended and Restated Credit Agreement of Guarantor dated as of August 2, 2022 (as amended, amended and restated, restated, supplemented or otherwise modified from time to time).

“Guaranty” shall have the meaning set forth in Section 10.1.

“Hazardous Materials” shall mean any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic”, “radioactive,” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum and petroleum products.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” shall mean any and all common law or statutory intellectual property and similar proprietary rights anywhere in the world, whether registered or unregistered, arising under or associated with: (a) patents and patent applications and invention disclosures, including counterparts, continuations, divisionals, continuations-in-part, reissues, provisionals, extensions, or reexaminations and patents issuing thereon (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos, slogans, brand names, and other designations of origin, and all applications and registrations therefor and including all goodwill associated with all of the foregoing (“Marks”); (c) copyrights (and any rights in works of authorship (including rights in Software)) and all registrations and applications for all of the foregoing (“Copyrights”); (d) trade secrets and industrial secrets, and rights in know-how and other confidential or proprietary business or technical information, including patterns, plans, compilations, program devices, formulas, drawings, designs, prototypes, methods, techniques, processes, procedures, codes, schematics, databases, models, methodologies and customer lists, whether stored, compiled or memorialized physically, electronically, graphically, photographically or in writing (“Trade Secrets”); (e) rights in domain names, uniform resource locators, social media identifiers and other names and locators associated with Internet addresses and sites, and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Interim Period” shall have the meaning set forth in Section 6.1(a).

“Intervening Event” shall mean an event, fact, circumstance, development or occurrence that is material to the Company and its Subsidiaries, taken as a whole, that (a) is not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; (b) becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval; and (c) does not relate to (i) a Company Takeover Proposal, or any matter relating thereto or consequence thereof, (ii) any event, fact, circumstance, development or occurrence relating to Parent, Merger Sub or any of their respective Affiliates, (iii) any event, fact, circumstance, development or occurrence that directly results from the announcement, pendency and consummation of this Agreement or the Merger, (iv) changes in the market price or trading volume of the shares of Common Stock in and of themselves, or (v) the fact, in and of itself, that the Company meets, exceeds, or fails to meet in any quantifiable respect, any internal or analyst’s projections, guidance, budgets, expectations, forecasts or estimates for any period.

“IRS” shall have the meaning set forth in Section 4.12(a).

“IT Assets” shall mean the computers, Software, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment, including any outsourced systems and processes.

“Knowledge of Parent” shall mean the knowledge of the individuals set forth in Section 1.11.1(a) of the Parent Disclosure Letter, in each case after reasonable inquiry of their direct reports.

“Knowledge of the Company” shall mean the knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Letter, in each case after reasonable inquiry of their direct reports.

“Laws” shall have the meaning set forth in Section 4.15(a).

“Lease Consents” shall have the meaning set forth in Section 6.20(b)(vii).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements in connection with the Leased Real Properties (together with any and all amendments and modifications thereto and any guarantees thereof) under which Company or its Affiliate is the lessee or sublessee.

“Legal Restraint” shall have the meaning set forth in Section 8.1(c).

“Lessor Leases” shall have the meaning set forth in Section 4.19(c).

“Liabilities” shall mean any and all debts, liabilities, duties, deficiencies, penalties, demands, losses and obligations, whether direct or indirect, due or to become due, asserted or unasserted, fixed or variable, contingent or absolute, matured or unmatured, accrued or not accrued, known or unknown, determined or determinable, choate or inchoate, perfect or imperfected, liquidated or unliquidated, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Liens” shall mean liens, encumbrances, mortgages, leases, levies, rights of first refusal, purchase options, assessments, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, licenses, encroachments or other adverse claims of any kind with respect to the Real Property or any other asset or any agreement or arrangement to give or refrain from giving any of the foregoing.

“Litigation” shall mean any claim, action, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), binding arbitration, hearing or audit commenced, brought, conducted or heard by or before any Governmental Authority or any arbitrator or mediator with binding authority over the relevant parties.

“Mandatory Cure Items” means, (a) mortgages, deeds of trust, collateral assignments of leases and rents, Uniform Commercial Code financing statements and other liens and encumbrances to secure debt, including those in connection with the Existing Credit Facility; (b) monetary liens encumbering the Real Property or any portion thereof which are in favor of or for the benefit of any Affiliate of the Company; and (c) with respect to any distribution center, any violation of the requirements (including any zoning, building, health, safety, fire or other code or regulation) of any state, county, municipality or other governing body that would prohibit, or would be reasonably likely to prohibit within twelve (12) months after the date of this Agreement the operation of all or substantially all of the applicable Real Property for its current use.

“Material Lease” shall mean any Lease or Lessor Lease (a) pursuant to which the annual base rent is greater than $300,000; or (b) pertaining to any distribution center.

“Material Leased Real Property” shall mean any Leased Real Property relating to any Material Lease.

“Marks” shall have the meaning set forth in the definition of Intellectual Property.

“Maximum Premium” shall have the meaning set forth in Section 6.9(c).

“MBCA” shall mean the Michigan Business Corporation Act.

“MBCA Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b)(i).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Michigan Department” shall have the meaning set forth in Section 2.3.

“Moody’s” shall have the meaning set forth in Section 6.16(a).

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) of ERISA or 5001(a)(3) of ERISA or Section 414(f) of the Code.

“Nasdaq” shall have the meaning set forth in Section 4.3.

“Non-Burdensome Condition Assets” shall mean business of Guarantor representing up to $60 million in revenue generated in fiscal year 2024, including any assets exclusively related to such business.

“Non-Party Affiliates” shall have the meaning set forth in Section 9.13.

“Order” shall mean any award, judgment, injunction, determination, ordinance, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto and all easements, benefits, privileges, rights and appurtenances thereto.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article V.

“Parent Material Adverse Effect” shall mean, with respect to Parent and Merger Sub, any Effect that, individually or in the aggregate with all other Effects, would or would reasonably be expected to materially delay, hinder, or otherwise materially adversely affect Parent’s or Merger Sub’s ability to timely consummate the Transactions (including the payment of the Merger Consideration).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(h).

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Paying Agent” shall have the meaning set forth in Section 3.3(a).

“Payment Fund” shall have the meaning set forth in Section 3.3(a).

“Permit” shall mean any permit, certificate, registration, notice, approval, identification number, license, variance, exemption, order, registration, consents, clearances or other authorization required under any applicable Law.

“Permitted Liens” shall mean: (a) Liens for Taxes, assessments and governmental charges or levies (i) not yet delinquent or (ii) that are being contested in good faith through appropriate proceedings and, in the case of this clause (ii), for which adequate reserves are maintained in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (e) Liens reflected in public records or in a current title report that, individually or in the aggregate, do not interfere in any material respect with the use or insurability of title of the Owned Real Property subject thereto; (f) Liens on the Real Property to the extent disclosed on the surveys which have been delivered to Parent or that would be disclosed by a current guaranteed survey provided that such facts do not render title uninsurable; (g) the Leases and Lessor Leases; (h) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, rights of any applicable landlord or tenant and other similar encumbrances or matters that would not, individually or in the aggregate, reasonably be expected to materially impair the insurability or continued use and operation of the Leased Real Property, Owned Real Property or other asset (other than Intellectual Property) to which they relate; (i) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially and adversely interferes with the present insurability of title or use of the Leased Real Property or Owned Real Property to which they relate; (j) Liens that are paid or released at or prior to Closing by any party other than Parent and its Affiliates (unless otherwise obligated to be paid by Parent or its Affiliates pursuant to the terms hereof); (k) Liens securing obligations under or secured pursuant to the Existing Credit Facility prior to the pay off thereof on the Closing Date (it being agreed and understood that the Existing Credit Facility is being paid off on or before the Closing Date, and Liens securing such obligation will be released from record on or before the Closing Date); (l) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries; (m) Liens securing indebtedness or Liabilities that are reflected in the Company SEC Documents other than the Existing Credit Facility, which will be paid off on or before the Closing Date, and Liens therefor will be released from record on or before the Closing Date; (n) Liens set forth in Section 1.1(b) of the Company Disclosure Letter; (o) Liens arising under any of the Transaction Documents; and (p) non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind.

“Personal Information” means any data or information that (i) alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or (ii) that constitutes personal data, personally identifiable information, personal information or a similar term under any applicable Privacy Law.

“Preferred Stock” shall have the meaning set forth in Section 4.1(c)(i).

“Privacy Laws” means, with respect to Personal Information, all applicable Laws relating to data privacy, data protection, data security, or the Processing of Personal Information, including, to the extent applicable, Section 5 of the Federal Trade Commission Act, the Fair Credit Reporting Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic Clinical Health Act, the California Online Privacy Protection Act of 2003 (CalOPPA), the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the Nebraska Data Privacy Act, the New York SHIELD Act, the Illinois Biometric Information Privacy Act, Texas’s Capture or Use of Biometric Identifier Act, the Washington Biometric Privacy Protection Act, Washington’s My Health My Data Act, and U.S. state consumer protection and data breach notification.

“Process” together with its cognates, shall mean any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, acquisition, organization, storage, retention, adaptation, alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, deletion, disposal or destruction.

“Prohibited Condition” shall have the meaning set forth in Section 5.9(f).

“Proxy Statement” shall have the meaning set forth in Section 4.3.

“Real Property” shall mean the Owned Real Property and the Leased Real Property.

“Real Property Backed Financing” shall mean financing for which the Real Property is collateral including, without limitation, mortgages and sale leaseback transactions.

“Recommendation” shall have the meaning set forth in Section 4.2(b).

“Registered Intellectual Property” shall mean all United States or international (a) issued Patents and Patent applications; (b) registered Marks and applications to register Marks; (c) registered Copyrights and applications for Copyright registration; and (d) domain names and social media accounts.

“Representatives” shall mean the directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives of a Person; provided, however, that solely as concerns the provisions of this Agreement pertaining to access and information of the Company, its Affiliates and the Real Property, in Sections 6.1, 6.14 and 6.20, Representatives shall be deemed to include Parent’s lenders and their representatives.

“S&P” shall have the meaning set forth in Section 6.16(a).

“Sanctioned Country” shall mean any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (currently, Cuba; Iran; North Korea; Syria; the Donetsk, Luhansk and Crimea regions of Ukraine; and the non-Ukrainian government controlled areas of Kherson and Zaporizhzhia of Ukraine).

“Sanctioned Person” shall mean any Person with whom any transactions or dealings are restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in any Sanctioned Country, or (c) being directly or indirectly owned 50% or more or controlled, individually or in the aggregate, by one or more Persons described in (a) or (b).

“Sanctions” shall mean all national and supranational Laws or other acts with the force of law of the United States, the United Kingdom, the European Union or any of its members states, or the United Nations Security Council concerning economic or financial sanctions and trade embargoes.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Senior Notes Indenture” means that certain Senior Notes Indenture dated as of December 4, 2020, among the C&S Group Enterprises LLC, the Guarantor, the other guarantors party thereto and U.S. Bank, National Association, as trustee, as the same may be amended, amended and restated, restated, supplemented, modified or otherwise in effect from time to time.

“Software” shall mean computer software programs in both source code and object code format, including databases, data files, application programming interfaces, user interfaces, and documentation relating thereto, as the context requires.

“Specified Acquisition” shall have the meaning set forth in Section 6.2(d).

“Subsidiary” shall mean, with respect to any Person, another Person, (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body or (b) more than fifty percent (50%) of the equity interests of which is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 4.1(d).

“Surviving Corporation” shall have the meaning set forth in the Recitals.

“Syndication Documentation” shall have the meaning set forth in Section 6.16(a).

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies, duties, charges, fees or other similar assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental, alternative or add-on, value added, registration, capital stock, unincorporated business, unemployment, or other taxes or similar charges or assessments, imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto, in each case, whether disputed or not.

“Tax Proceedings” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, statement, claim for refund or other document filed or required to be filed with any Taxing Authority or Governmental Authority with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Termination Expenses and Interest” shall have the meaning set forth in Section 8.3(g).

“Third Party Reports” shall have the meaning set forth in Section 6.20(b)(i).

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property.

“Transaction Approvals” shall have the meaning set forth in Section 4.3.

“Transaction Documents” shall have the meaning set forth in Section 9.10.

“Transactions” shall have the meaning set forth in the Recitals.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 and any comparable state or local Law.

“Warrant” shall mean that certain Warrant to Purchase Common Stock, dated as of October 7, 2020, issued to Amazon.com NV Holdings LLC representing a warrant to purchase 5,437,272 shares of Common Stock of the Company.

“Willful Breach” shall mean, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an intentional act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement.

Article II

MERGER

2.1            Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MBCA and the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the Surviving Corporation and the separate corporate existence of Merger Sub shall cease.

2.2            Closing. Unless this Agreement shall have been terminated pursuant to Section 8.1, the Closing shall take (A) place by means of a virtual closing through electronic exchange of signatures at 9:00 a.m., Eastern time on the date that is two (2) Business Days after the date on which the last of the conditions precedent set forth in Article VII is satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) or (B) such other place, time and date as the Company and Parent may agree in writing; provided, that in no event shall Parent or Merger Sub be required to consummate the Closing prior to the date that is sixty (60) days following the date hereof (unless otherwise mutually agreed by the parties in writing). The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

2.3            Effective Time. As promptly as practicable on the Closing Date, the parties hereto shall cause (i) a certificate of merger meeting the applicable requirements of the MBCA (the “MBCA Certificate of Merger”) relating to the Merger to be properly executed and filed with the Michigan Department of Licensing and Regulatory Affairs (the “Michigan Department”) in accordance with the terms and conditions of the MBCA and (ii) a certificate of merger meeting the applicable requirements of the DGCL (the “DGCL Certificate of Merger” and, together with the MBCA Certificate of Merger, the “Certificates of Merger”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Delaware, in each case, in such form as is reasonably satisfactory to both Parent and the Company. The Merger shall become effective as of the later of: (A) the time the MBCA Certificate of Merger is filed and accepted by the Michigan Department, (B) the time the DGCL Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware, and (C) such later time as may be agreed by the Company and Parent in writing and designated in the Certificates of Merger (the effective time of the Merger is referred to as the “Effective Time”).

2.4           Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA and the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation in the Merger, and all debts, Liabilities, obligations and duties of the Company and Merger Sub shall become the debts, Liabilities, obligations and duties of the Company as the Surviving Corporation in the Merger.

2.5           Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of the Surviving Corporation in the Merger will be amended and restated as of the Effective Time, each in a form acceptable to Parent, in accordance with applicable Law and consistent with the obligations set forth in Section 6.9.

2.6           Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub immediately prior to the Effective Time of the Merger shall be the initial directors of the Surviving Corporation as of the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time.

Article III

MERGER

3.1           Treatment of Common Stock and Company Equity Awards. At the Effective Time, by virtue of the Merger and without any action on the part of any party or holder of any shares of Common Stock or Company Equity Awards or any other securities of the Company:

(a)            Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value, of the Surviving Corporation, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)           Treatment of Common Stock.

(i)            Each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding Canceled Shares) and all rights in respect thereof, shall, by virtue of the Merger, be converted into the right to receive $26.90 in cash, without interest (the “Merger Consideration”), and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of Certificate or Book-Entry Shares that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(ii)            Each share of Common Stock held by Parent or Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”) shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(c)            Treatment of Company Equity Awards.

(i)             Each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, fully vest, without proration, and be canceled and converted into the right to receive (x) an amount in cash equal to the Merger Consideration in respect of each share of Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (y) an amount in cash equal to the amount of any accrued but unpaid dividends with respect to such Company Restricted Stock Award.

(ii)            Each Company RSU Award that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, fully vest, without proration, and be canceled and converted into the right to receive (x) an amount in cash equal to the Merger Consideration in respect of each share of Common Stock subject to such Company RSU Award immediately prior to the Effective Time and (y) an amount in cash equal to the amount of any accrued but unpaid dividend equivalents with respect to such Company RSU Award.

(iii)           Each Company PSU Award that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest to the extent set forth in Section 3.1(c)(iii) of the Company Disclosure Letter, and be canceled and converted into the right to receive (x) an amount in cash equal to the Merger Consideration in respect of each share of Common Stock subject to such Company PSU Award immediately prior to the Effective Time (with such number of shares of Common Stock determined based on the greater of the target performance level and the actual performance level through the latest completed fiscal year in the applicable performance period, as determined by the Compensation Committee of the Company Board) and (y) an amount in cash equal to the amount of any accrued but unpaid dividend equivalents with respect to such Company PSU Award based on the level of performance as determined in accordance with the immediately preceding clause (x).

(iv)           As promptly as reasonably practicable following the Effective Time, but in no event later than two (2) Business Days following the Closing Date, Parent or one of its Subsidiaries shall cause the Company or the Surviving Corporation to pay the amounts described in Sections 3.1(c)(i) through (iii) to holders of Company Equity Awards through the payroll system or payroll provider of the Surviving Corporation (without interest and after giving effect to any required Tax withholding); provided, that the Merger Consideration with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code. If any payment of such amounts cannot be made through the Company’s or the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent by overnight courier to such holder as promptly as reasonably practicable, but no later than five (5) Business Days, following the Closing Date.

(v)            Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Equity Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 3.1(c).

(d)            Treatment of Company ESPP. The Company ESPP shall continue to be operated in accordance with its terms and past practice for the current Option Period (as defined in the Company ESPP); provided, that prior to the Effective Time, the Company shall take all actions necessary pursuant to the terms of the Company ESPP and applicable Law to, contingent on the Effective Time, (i) provide that (A) no new Option Period will be commenced following the date of this Agreement under the Company ESPP, (B) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP or any contributions other than previously elected payroll deductions during the current Option Period from those in effect as of the date of this Agreement, (C) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time and (D) each purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (x) the scheduled Stock Purchase Date (as defined in the Company ESPP) for such Option Period and (y) a date determined by the Committee (as defined in the Company ESPP) that is prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Common Stock returned to the participant), and (ii) terminate the Company ESPP effective as of immediately prior to the Effective Time. Shares of Common Stock purchased pursuant to the foregoing shall be treated the same as all other shares of Common Stock in accordance with Section 3.1(b) of this Agreement.

(e)           Treatment of Company Warrants. The Company Warrants shall be treated as contemplated by Section 6.19 of this Agreement and Sections 12 and 14 of the Warrant.

(g)           Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted, without duplication, provided, however, that nothing in this Section 3.1(g) shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

3.2           No Dissenters’ or Appraisal Rights. In accordance with the MBCA, no dissenters’ or appraisal rights shall be available to any holder of Company Securities in connection with the Transactions, including the Merger.

3.3           Exchange of Common Stock and Paying Fund

(a)            Paying Agent; Paying Fund. At or prior to the Effective Time, Parent shall designate a bank or trust company of national recognition and reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the holders of shares of Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 3.1(b) and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Common Stock cash sufficient to make payment of the cash consideration to which such holders of Common Stock shall become entitled pursuant to Section 3.1(b) (excluding payments with respect to Canceled Shares) (such aggregate cash, the “Payment Fund”). The Payment Fund shall not be used for any other purpose, subject to Section 3.3(i).

(b)            Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in no event later than two (2) Business Days thereafter, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the Paying Agent to mail to each holder of record of (i) a Certificate whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.1(b) (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) Book-Entry Shares whose shares of Common Stock were converted into the right to receive the consideration payable pursuant to Section 3.1(b) instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by Parent or the Paying Agent, and each holder of record of Book-Entry Shares, upon surrender to the Paying Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Paying Agent of an “agent’s message” in customary form or such other evidence as the Paying Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to Section 3.1(b), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent and the Paying Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, subject to the terms and conditions set forth herein. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(c)            DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Common Stock (other than Canceled Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Merger Consideration (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(d)            No Further Ownership Rights in Common Stock. The Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificates or Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on the shares of Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the Effective Time, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of and exchanged as provided in this Article III.

(e)            Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by, or otherwise undistributed to, the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Surviving Corporation, upon demand, and any holders of the Certificates who have not theretofore complied with this Article III shall (subject to abandoned property, escheat or other similar Laws) thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration for satisfaction of its claim for Merger Consideration which such holder has the right to receive pursuant to the terms of this Article III.

(f)             No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any distributions from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g)            Lost Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.3(e), Parent) will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article III.

(h)            Withholding Rights. Notwithstanding anything in this Agreement to the contrary, the Paying Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)             Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the Payment Fund will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available); provided, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and to the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article III; or (C) all or any portion of the Payment Fund is unavailable for the Paying Agent (on behalf of Parent) to promptly pay the cash amounts contemplated by this Article III for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Paying Agent to make the payments contemplated by this Article III. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with, or furnished to, the SEC prior to the date of this Agreement (excluding disclosures set forth in any “risk factors” or “forward looking statements” sections of such Company SEC Documents and any other disclosures included or referenced in any such Company SEC Documents to the extent they are cautionary, predictive or forward looking in nature) (it being understood nothing disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.20 and 4.21) or in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

4.1            Due Incorporation; Capitalization; Indebtedness.

(a)            The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (where such concept is recognized), in good standing under the Laws of its respective jurisdiction of organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in each case, where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company has made available to Parent prior to the date of this Agreement (i) a true and complete copy of the Articles of Incorporation and Bylaws and (ii) true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of each of the Subsidiaries of the Company, in each case, as amended through and as in effect on the date hereof. The Articles of Incorporation and Bylaws are in full force and effect, and the Company is not in material violation of any of their provisions. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company.

(c)            Capitalization.

(i)            The entire authorized capital stock of the Company is (A) one hundred million (100,000,000) shares of common stock, no par value (the “Common Stock”) and (B) ten million (10,000,000) shares of preferred stock, no par value (the “Preferred Stock”).

(ii)            As of June 14, 2025 (the “Capitalization Date”), (A) 33,849,257 shares of Common Stock were issued and outstanding, which number includes 102,886 Company Restricted Stock Awards but excludes any shares of Common Stock held by the Company in treasury, (B) no shares of Preferred Stock were issued and outstanding, (C) 860,477 shares of Common Stock were subject to Company RSU Awards, (D) 1,048,012 shares of Common Stock were subject to Company PSU Awards, assuming the achievement of applicable performance conditions at the target level, (E) 1,225,050 shares of Common Stock reserved for issuance and available for grants of future awards under the Company Equity Plans; (F)  140,583 shares of Common Stock reserved and available for issuance under the Company ESPP; (G) no shares of Common Stock reserved for issuance upon exercise of the Company Warrants and (H) no other shares of capital stock or other voting securities were issued, reserved for issuance or outstanding, and from the Capitalization Date through the date of this Agreement, the Company has not issued any shares of Common Stock, Company Restricted Stock Awards, Company RSU Awards, Company PSU Awards or any other shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock. All of the outstanding shares of Common Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be, duly authorized, validly issued, fully paid and nonassessable. No shares of Common Stock are subject to or were issued in violation of applicable Law or the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the MBCA, other applicable Laws, the Articles of Incorporation or Bylaws or any agreement to which the Company is a party or otherwise bound.

(iii)           Except as set forth in Section 4.1(c)(ii), there are no (A) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (B) securities of the Company or its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (C) options, warrants, calls or other rights or agreements to acquire from the Company or its Subsidiaries, or other obligation of the Company or its Subsidiaries to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (D) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (E) obligations requiring the registration for sale of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries (the items in clauses (A), (B) and (C) being referred to collectively as the “Company Securities”).

(iv)          There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than issuances in connection with the purchase, vesting or settlement of Company Equity Awards outstanding as of the Capitalization Date in accordance with their terms, or as set forth in the Articles of Incorporation).

(d)            All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries, free and clear of any Liens other than Permitted Liens and Liens that are not material to the Company and its Subsidiaries, taken as a whole. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the MBCA, applicable Laws, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound, except as would not be material to the Company and its Subsidiaries, taken as a whole. There are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (other than those held by the Company or any of its Subsidiaries), (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options, warrants or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries (other than restrictions under the Existing Credit Facility).

(e)            Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, or, other than as referred to in Section 4.1(e) of the Company Disclosure Letter, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

4.2           Due Authorization.

(a)            The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the filings under Section 2.3, to consummate the Transactions, and except for obtaining the Company Shareholder Approval, no other corporate actions or proceedings on the part of the Company or its shareholders shall be necessary to authorize this Agreement and the Transactions. The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 5.10 are true and correct, the consummation by it of the Merger, have been duly authorized by the Company Board and, assuming that the Merger is consummated in accordance with the MBCA, except for filing the MBCA Certificate of Merger with the Michigan Department pursuant to the MBCA and subject to obtaining the Company Shareholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transactions.

(b)            The Company Board has adopted resolutions unanimously (i) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (ii) determining that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s shareholders, (iii) adopting and declaring advisable this Agreement and the consummation of the Merger and (iv) in accordance with Section 782 of the MBCA, exempting Parent, Merger Sub, this Agreement and the Transactions from the requirements of Section 780 of the MBCA, and (v) recommending that the shareholders of the Company approve this Agreement (the “Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by Section 6.4, been subsequently rescinded, modified or withdrawn. The Company Shareholder Approval is the only vote of holders of securities of the Company which is required to approve this Agreement and consummation of the Merger and the other Transactions.

(c)            The Company has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by Parent, Merger Sub and Guarantor, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles (the “Enforceability Exceptions”).

4.3           Consents and Approvals; No Violations. Except for in connection with or in compliance with (a)filing with the SEC of a proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”) and the Certificates of Merger as contemplated under Section 2.3, (b) the HSR Act, (c) the applicable requirements of the Securities Act and the Exchange Act, as may be required in connection with the Transactions, (d) state securities takeover and “blue sky” laws, as may be required in connection with the Merger, (e) the rules and regulations of, and any filings with and approvals of, the Nasdaq Global Select Market (“Nasdaq”) (f) the approval of the Company Board set forth in Section 4.2(a), (g) the affirmative vote of the holders of a majority of the outstanding shares of Common Stock to approve this Agreement and approve the Transactions (the “Company Shareholder Approval”), and (h) the Lease Consents (collectively, the “Transaction Approvals”), the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions will not, subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 5.10 and Guarantor’s representations and warranties set forth in Section 10.3, (i) violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Articles of Incorporation or Bylaws, (iv) require any consent of, notice to or other action by any Person under, constitute a default or breach or an event that, with or without notice or lapse of time or both, would constitute a default or breach under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Company Material Contract; or (v) result in the creation or imposition of any Lien (other than Permitted Liens) on the properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v) as has not had, and would not be reasonably expected to have, a Company Material Adverse Effect.

4.4           Financial Statements; Internal Controls and Procedures.

(a)            The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2023 (all such forms, documents and reports filed or furnished by the Company since such date, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of her or him under Section 302 or 906 of the Sarbanes-Oxley Act. None of the Company’s Subsidiaries is, or at any time since January 1, 2023 has been, required to file any forms, reports or other documents with the SEC or subject to the reporting requirements under the Exchange Act. As of the date hereof, there are no unresolved comments received from the SEC staff with respect to the Company SEC Documents, and the Company has not received written notice from the SEC since January 1, 2023 that any of the Company SEC Documents is the subject of ongoing SEC review. The Company is and has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(b)            The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(c)            The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal years ended December 28, 2024, December 28, 2023 and December 28, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d)            Since January 1, 2023, none of the Company or any of its Subsidiaries or any of their directors, officers, employees, nor, to the Knowledge of the Company, their respective auditors, accountants or representatives has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

4.5            Company Information.

(a)            Each document required to be filed by the Company with the SEC (including the Proxy Statement) in connection with the Merger (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s shareholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s shareholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement, at the time it (and any amendment or supplement thereto) is first filed with the SEC, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)            For the avoidance of doubt, no representation or warranty is made by the Company with respect to (and nothing in this Section 4.5 shall apply to) statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent, Merger Sub or Guarantor specifically for inclusion or incorporation by reference in the Company Disclosure Documents.

4.6            No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, whether or not required to be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (including any notes thereto), (b) Liabilities arising in connection with the Transactions, (c) Liabilities incurred in the ordinary course of business since December 28, 2024 (none of which is a Liability for any breach of contract or violation of law) and (d) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.7            Intellectual Property.

(a)            Section 4.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of the Company Registered Intellectual Property. No material registrations or applications for Company Registered Intellectual Property have expired or been canceled or abandoned except in accordance with the expiration of the term of such rights or in the ordinary course of business. All material Company Registered Intellectual Property is subsisting, and to the Knowledge of the Company, valid and enforceable.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own all Company Intellectual Property, in each case, free and clear of all Liens (except for Permitted Liens) and the consummation of the Transactions will not adversely affect such ownership and (ii) the Company and its Subsidiaries own or otherwise hold valid rights to use all Intellectual Property used in the operation of their businesses (provided that the foregoing will not be read as a representation of non-infringement, which is solely covered in Section 4.7(f)). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the completion of the Transactions will not, subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 5.10, result in a loss or alteration of the Company’s or its Subsidiaries’ rights in any Intellectual Property.

(c)            The Company has taken commercially reasonable measures to maintain the confidentiality of the Company’s material Trade Secrets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Persons who have participated in the creation or development of any Intellectual Property for the Company or any of its Subsidiaries have executed and delivered to the Company a valid and enforceable written Contract providing for (i) the non-disclosure by such Person or entity of Trade Secrets of the Company or its Subsidiaries and (ii) the assignment by such Person to the Company or one of its Subsidiaries of all right, title and interest in and to such Intellectual Property (to the extent that such rights do not vest in the Company or its Subsidiaries by operation of law). To the Knowledge of the Company, no Person or entity is in breach of any such Contract. Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have disclosed or authorized to be disclosed any Trade Secrets of the Company or its Subsidiaries to any Person other than to employees or agents of the Company or its Subsidiaries for use in connection with the businesses thereof or pursuant to a confidentiality or non-disclosure agreement reasonably protecting the interests of the Company and its Subsidiaries.

(d)            None of the Company or any of its Subsidiaries distribute proprietary software to third parties.

(e)            All material domain names and all material social media accounts used by the Company and its Subsidiaries are registered in the name of the applicable Company or Subsidiary and held in hosting accounts associated with a Company email address, and all login credentials (e.g., usernames and passwords) for such accounts are under the control of the employees of the applicable Company.

(f)            Solely as it relates to Intellectual Property other than Marks, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and as it relates to the Marks, without qualification: (i) the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of, and since January 1, 2023, has not infringed, violated or constituted misappropriation of, any Intellectual Property of any third Person; provided that no representation or warranty is made with respect to any third Person’s products (including any third Person’s products that are distributed, supported or resold by the Company or any of its Subsidiaries) (ii) to the Knowledge of the Company, no third Person is infringing, violating, or misappropriating any material Company Intellectual Property and (iii) as of the date hereof, there is no pending claim or asserted claim in writing (including any “cease and desist” letters and invitations to license), and since January 1, 2023, the Company and its Subsidiaries have received no claim or asserted claim in writing (A) asserting that the Company or any of its Subsidiaries have infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property rights of any third Person or (B) challenging the validity, ownership of enforceability of any Company Intellectual Property.

(g)            The Company and its Subsidiaries own or have rights to access and use all material IT Assets used in connection with or otherwise necessary for the conduct of the businesses of the Company and its Subsidiaries (provided that the foregoing will not be read as a representation of non-infringement, which is solely covered in Section 4.7(f)). The IT Assets used by the Company and its Subsidiaries are adequate in all material respects for their intended use and for the operation of the businesses of the Company and its Subsidiaries as currently operated, and are in all material respects in good working condition (normal wear and tear excepted). To the Knowledge of the Company, the IT Assets used by the Company and its Subsidiaries are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Assets.

4.8            Data Privacy; Cybersecurity.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries use commercially reasonable measures to protect the confidentiality, integrity and security of the IT Assets and all information, including Personal Information and Trade Secrets, stored or contained therein or transmitted thereby against any unauthorized use, access, interruption, modification, or corruption and (ii) the Company and its Subsidiaries have implemented commercially reasonable disaster recovery procedures for their respective business. Since January 1, 2023 there have been no failures or breakdowns of any IT Assets owned or, to the Knowledge of the Company, licensed by the Company or its Subsidiaries, that have caused material disruption or interruption in or to the use of such IT Assets.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2023 have been, in compliance with all Data Security Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have experienced any incident, including any breach of security, in which any Personal Information or Trade Secrets Processed by or on behalf of the Company or any of its Subsidiaries was accessed, used, disclosed, acquired, exfiltrated, stolen, lost, altered, corrupted, destroyed or rendered unavailable unlawfully, accidentally or without authorization (“Security Incident”). There has been no written charge, challenge, complaint, claim or demand from any Person (including any Governmental Authority) with respect to any actual or alleged Security Incidents.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the performance of this Agreement will not violate, or require any notices to (or consents from) any Person under, any Data Security Requirements and (ii) immediately following the Closing, the Company and its Subsidiaries will have the right to Process, on substantially similar terms and conditions, all Personal Information Processed by or on behalf of the Company or its Subsidiaries immediately prior to the Closing.

4.9            Contracts.

(a)            Section 4.9(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all Contracts (other than any Contract solely between the Company and any of its Subsidiaries or solely between any of the Company’s Subsidiaries) in effect as of the date hereof (other than any Company Material Contracts contemplated by Section 4.9(a)(i), which have been made publicly available pursuant to the Company SEC Documents), of the following types to which the Company or any of its Subsidiaries is a party or bound (the “Company Material Contracts”):

(i)              any Contract that is filed by the Company as a material Contract pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)            any Contract that imposes any material restriction on the right or ability of the Company and its Subsidiaries, collectively, to compete with any other Person (or in any line of business, market or geographical area), in each case of the foregoing, other than any such Contract that (A) may be cancelled without material liability to the Company or any of its Subsidiaries upon notice of thirty (30) days or less or (B) is not material to the Company and its Subsidiaries, taken as a whole;

(iii)            any Contract which grants “most favored nation”, “most favored customer”, “most favored supplier” or similar covenants to the counterparty to such Contract, except for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv)            any Contract with a material customer that expressly obligates the Company and its Subsidiaries (or following the Closing, Parent and its Subsidiaries), in each case, taken as a whole, to conduct business with any third party on an exclusive basis;

(v)            any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person;

(vi)           any Contract for which a Governmental Authority or prime contractor or subcontractor to a Governmental Authority has obtained ownership or exclusive rights in any Company Intellectual Property, except for minimum rights or licenses required under applicable Laws to be granted to a U.S. Governmental Authority;

(vii)           any Contract relating to indebtedness for borrowed money of (or guarantees thereof by) the Company or any of its Subsidiaries having an outstanding or committed principal amount (or a guarantee thereof) in excess of $10,000,000 (other than any such indebtedness owed by the Company or any wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company, and guarantees thereof);

(viii)         any Contract (A) granting to Company or any of its Subsidiaries rights to any material Intellectual Property owned by a third party, excluding (x) Contracts for commercially available Software licensed on a non-exclusive basis, and (y) “shrink wrap,” “click through” or other standard term licenses to commercially available Software licensed on a non-exclusive basis; and (z) non-exclusive licenses entered into in the ordinary course of business for de minimis uses or ancillary to the primary subject matter of the agreement; (B) granting to a third party rights to any material Company Intellectual Property, excluding any non-exclusive licenses entered into in the ordinary course of business; or (C) materially restricting the Company’s or any of its Subsidiaries’ rights to use, practice, or enforce any Company Intellectual Property;

(ix)            any Contract entered into after January 1, 2022 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory or other assets held for sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person or any Contract relating to the acquisition or disposition of assets or businesses, in each case of the foregoing, (i) with any outstanding obligations as of the date of this Agreement and (ii) with a value in excess of $10,000,000;

(x)             any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or Control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(xi)            any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person (other than in or to any wholly owned Subsidiary of the Company), in each case with an aggregate value in excess of $10,000,000;

(xii)            any Contract that is a material settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement, other than with a Governmental Authority in its capacity as a customer of the Company or any of its Subsidiaries; and

(xiii)          any Contract that is a material settlement that restricts in any material respect the operations or conduct of the Company or any of its Subsidiaries.

(b)            Neither the Company nor any of its Subsidiaries is in material breach of or default in any respect under the terms of any Company Material Contract and, to the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in material breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, prior to the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a material breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a true and complete copy of each Company Material Contract (including all modifications, amendments and waivers thereto) or a copy has been made available in the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) database of the SEC. As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Material Contract, and (y) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise, or not to renew, any Company Material Contract.

4.10            Government Contracts.

(a)            Section 4.10(a)(i) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of all Government Contracts. Section 4.10(a)(ii) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each Government Contract Bid. Section 4.10(a)(iii) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each outstanding Contractor Team Arrangement (as defined in FAR 9.601) related to a Government Contract or Government Contract Bid. The Company has made available accurate and complete copies of all of the Government Contracts, all Government Contract Bids, and all Contractor Team Arrangements listed on Sections 4.10(a)(i), Sections 4.10(a)(ii) and Sections 4.10(a)(iii) of the Company Disclosure Letter. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) all of such Government Contracts listed on Sections 4.10(a)(i), Sections 4.10(a)(ii) and Sections 4.10(a)(iii) of the Company Disclosure Letter constitute valid and binding obligations of the Company or one of its Subsidiaries and, to the Knowledge of the Company, of the other party or parties thereto, and are enforceable in accordance with their terms and (y) all such Government Contract Bids and Contractor Team Arrangements were made in the ordinary course of business.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)              Since January 1, 2023, the Company and its Subsidiaries have materially complied with: (A) all terms and conditions of each Government Contract; and (B) all Laws applicable to each such Government Contract, including all incorporated clauses, provisions, certifications, representations, requirements, schedules, attachments.

(ii)             Since January 1, 2023, to the Knowledge of the Company, all statements made or submitted by or on behalf of Company or its Subsidiaries in connection with each of the Government Contracts were accurate and complete in all material respects at the time they were made.

(iii)            Since January 1, 2023, no Governmental Authority has notified the Company or any of its Subsidiaries in writing of any actual or alleged material violation or breach of any material term or condition of such Government Contract, or of any actual or alleged material violation of any Laws applicable to such Government Contract.

(iv)            Since January 1, 2023, none of the Company’s or its Subsidiaries’ Government Contracts has been terminated for default or cause, has the Company or any of its Subsidiaries received any notice terminating any Government Contract listed on Section 4.10(a)(i) of the Company Disclosure Letter for convenience or indicating an intention to terminate such Government Contract for convenience.

(v)            No stop work orders, show cause notices, or cure notices have been issued and remain unresolved with respect to the Company or any of its Subsidiaries in connection with any Government Contract, nor is any Governmental Authority threatening in writing or, to the Knowledge of the Company, otherwise contemplating, to issue any of the foregoing.

(vi)            There exist (A) no outstanding material claims against to the Company or any of its Subsidiaries by a Governmental Authority, and (B) no notice of a formal dispute between the Company or any of its Subsidiaries and a Governmental Authority arising under any Government Contract.

(vii)           Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any adverse or negative past performance evaluations or ratings regarding any of its Government Contracts.

(viii)         Neither the Company nor any of its Subsidiaries or any of their respective owners, officers, directors, or employees is currently or, since January 1, 2023, has been debarred or suspended, or proposed for debarment or suspension, from doing business with any Governmental Authority, nor is there any debarment, suspension or exclusion proceeding pending, threatened in writing or, to the Knowledge of the Company, threatened orally, Company or any of its Subsidiaries or any of their respective predecessors, shareholders, directors, officers, or employees.

(ix)            Since January 1, 2023, neither the Company nor any of its Subsidiaries has been or is a party to any administrative, civil or criminal investigation involving alleged false statements, false claims, fraud or other improprieties relating to any Government Contracts or Government Contract Bid.

(x)             Since January 1, 2023, neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure to a Governmental Authority, prime contractor, or higher-tier subcontractor with respect to any alleged false statements, false claims, fraud, defective pricing or similar misconduct under or relating to any Government Contract or Government Contract Bid.

(xi)            Since January 1, 2023, neither the Company nor any of its Subsidiaries has conducted any internal investigation with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract or Government Contract Bid.

(xii)           To the Knowledge of the Company, no such investigation of either the Company or any of its Subsidiaries with respect to any alleged false statements, false claims, fraud, defective pricing or similar misconduct under or relating to any Government Contract or Government Contract Bid is being conducted by any Governmental Authority.

(xiii)          Since January 1, 2023, neither the Company nor any of its Subsidiaries has undergone and is not undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contracts, and there is no pending, threatened in writing or, to the Knowledge of the Company, threatened orally, audit, review, inspection, investigation, survey or examination of records, other than any of the foregoing in the ordinary course of business.

(xiv)          None of the Company’s or its Subsidiaries’ current Government Contracts awarded following January 1, 2023, were awarded, nor were any of the Company’s or its Subsidiaries’ Government Contract Bids submitted, based in part on the Company’s status as a “Small Business,” a Small Business Administration (“SBA”) Section 8(a) program participant, or any other socioeconomic set-aside status.

4.11            Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company maintains insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate and as required by any Government Contract, (b) all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and (c) to the Knowledge of the Company, no written notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a breach or default or permit termination or modification of any such policies.

4.12            Employees and Employee Benefit Plans.

(a)            Section 4.12(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, a copy of each of the following documents has been made available to Guarantor, as applicable: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Company Benefit Plan; (ii) the most recent summary plan description and any summary of material modifications thereto; (iii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last plan year; (iv) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan; (v) the most recent actuarial report or financial statement, if any, relating to such Company Benefit Plan; (vi) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements: and (vii) any material, non-routine correspondence with any Governmental Authority dated within the past three (3) years.

(b)            Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) all Company Benefit Plans comply and have been established, maintained, and administered in accordance with their terms and the requirements of all Laws applicable thereto; (ii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Company Benefit Plan; and (iii) there have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA.

(c)            Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, (i) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of, or is entitled to rely upon, a current favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Company Benefit Plan; (ii) no Company Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (iii) all material contributions and other material payments required to have been made under or with respect to each Company Benefit Plan and to each Multiemployer Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law and the terms of such Company Benefit Plan.

(d)            Section 4.12(d) of the Company Disclosure Letter sets forth a list of all Multiemployer Plans to which the Company is required to contribute as of the date hereof, or to which the Company could have any Liability (contingent or otherwise). In the past six (6) years prior to the date hereof there has been no “complete withdrawal” or “partial withdrawal” by the Company within the meaning of Section 4203 and 4205 of ERISA, respectively, with respect to a Multiemployer Plan that is a defined benefit pension plan for which the associated withdrawal liability has not been satisfied in full.

(e)            No Company Benefit Plan is, and none of the Company, its Subsidiaries, or any of its ERISA Affiliates, during the six (6) years prior to the date hereof, has maintained, contributed to, been required to contribute to or otherwise had any Liability with respect to: (i) any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code; (ii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); (iii) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA); or (iv) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company, its Subsidiaries or any such ERISA Affiliate has incurred or could incur liability under Section 4063 or 4064 of ERISA.

(f)            Neither the Company nor any of its Subsidiaries has any material Liability under any Company Benefit Plan or otherwise for providing post-termination or retiree health, medical, life or other welfare benefits to any Person, other than as required under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law at the sole expense of such employee.

(g)            Except as expressly provided under this Agreement, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions will not (alone or in combination with any other event): (i) entitle any current or former Company Employee or director of the Company or any of its Subsidiaries to severance pay, change in control payment or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits or increase the amount of or result in the forfeiture of any compensation, equity or equity-based award, or benefits due to any such Company Employee or director; (iii) result in any forgiveness of indebtedness of any such Company Employee or director or trigger any funding obligation under any Company Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code). The Company maintains no obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by any individual under Sections 409A or 4999 of the Code.

(h)            Section 4.12(h) of the Company Disclosure Letter sets forth a true and complete list of each collective bargaining agreement, works council agreement or other similar Contract with a labor union to which any Company or one of its Subsidiaries is a party or that relates to the Company Employees (each, a “Collective Bargaining Agreement”). Except as would not reasonably be expected to result in a material liability to the Company or its Subsidiaries, since January 1, 2023, there has not occurred and, to the Knowledge of the Company, there is not threatened: (i) any strike, slowdown, picketing, material labor-related arbitration, material grievance, or work stoppage by, or lockout of, or to the Knowledge of the Company, union organizing activities with respect to, any Company Employees; (ii) any Litigation against the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority; or (iii) any application for representation or certification of a labor union, works council, or other labor organization seeking to represent any Company Employees. The execution of this Agreement and the consummation of the Transactions will not result in any breach or violation of any Collective Bargaining Agreement.

(i)            Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, background checking, immigration, workers’ compensation, occupational safety and health requirements, plant closings and layoffs (including the WARN Act), wages and hours, worker classification, employment discrimination, harassment or retaliation, employee whistle-blowing, employee privacy and right to know statutes, disability rights or benefits, equal opportunity, labor relations, employee leave issues, affirmative action and unemployment insurance and related matters.

(j)            Except as would not reasonably be expected to result in material Liability to the Company or any of its Subsidiaries, (i) none of the Company or its Subsidiaries has entered into a settlement agreement with a current or former executive officer or member of the Company Board of the Company or any of its Subsidiaries resolving allegations of sexual harassment, discrimination or other misconduct in the workplace by an executive officer or member of the Company Board; and (ii) there are no, and since January 1, 2023 there have not been any, Litigations pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries involving allegations of sexual harassment, discrimination or other misconduct in the workplace by an executive officer or member of the Company Board.

4.13            Taxes. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a)            all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any valid extensions of time within which to file) and all such Tax Returns are true, complete and correct;

(b)            all Taxes due and payable by or with respect to the Company or any of its Subsidiaries have been timely paid (regardless of whether shown as due on any Tax Return), and the financial statements of the Company and its Subsidiaries reflect adequate reserves in accordance with GAAP for Taxes of the Company or any of its Subsidiaries as of the date thereof;

(c)            there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens;

(d)            each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), with respect to amounts or benefits paid to, awarded to, or owing to any employee, independent contractor, creditor, shareholder or other third party;

(e)            there are no Tax Proceedings with respect to Taxes of the Company or any of its Subsidiaries ongoing, pending or threatened in writing, and no Taxing Authority has asserted in writing any claim, deficiency, assessment or adjustment with respect to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and that has not been finally resolved;

(f)             neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (ii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company or any of its Subsidiaries, or (y) pursuant to customary commercial agreements or arrangements entered into in the ordinary course of business, the primary purpose of which is not related to Taxes), or (iii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor;

(g)            neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law);

(h)            in the last two (2) years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(i)             neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return that is automatically granted and obtained in the ordinary course of business;

(j)             neither the Company nor any of its Subsidiaries (nor Parent by reason of its ownership of the Company) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any action, event, election, or transaction occurring in any taxable period (or portion thereof) ending on or before the Closing Date, including as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Law) executed prior to the Closing;

(k)            no claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax claiming that any such entity is or may be subject to taxation by that jurisdiction, required to file such Tax Return, or required to pay such Tax, and neither the Company nor any of its Subsidiaries has had a permanent establishment or other taxable presence in any jurisdiction other than the jurisdictions for which it files Tax Returns;

(l)             neither the Company nor any of its Subsidiaries has entered into any “closing agreement” under Section 7121 of the Code, or other similar agreement with a Governmental Authority in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries is currently pending with any Governmental Authority; and

(m)           no Subsidiary of the Company is or has ever been (i) a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or (ii) a controlled foreign corporation within the meaning of Section 957 of the Code.

4.14         Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) none of the Company or any of its Subsidiaries is subject to any outstanding Order, and (b) there is no Litigation pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

4.15         Compliance with Laws; Permits.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all applicable federal, state, local and foreign laws (including common law), statutes, codes, ordinances, rules, regulations, judgments, Orders, injunctions or decrees of Governmental Authorities (collectively, “Laws”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Authority regarding any actual or alleged failure to comply with any Law in any material respect.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all Permits of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c)            None of the Company or its Subsidiaries, or to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has in the past three (3) years, directly or indirectly, in material violation of the law, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity or (ii) violated or is in violation of applicable anti-corruption, anti-bribery, anti-money laundering or campaign finance or political donations Laws, including the Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010 (collectively, the “Anticorruption Laws”). The Company and its Subsidiaries adhere to a system of commercially reasonable policies, procedures and internal controls designed to promote compliance with applicable Anticorruption Laws, in each case as required by applicable Anticorruption Laws.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and its Subsidiaries have conducted their businesses in compliance with Sanctions. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any of their respective officers and managers is currently or since January 1, 2023 has been: (i) a Sanctioned Person; (ii) in violation of Sanctions, operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) in violation of any Export-Import Control Laws or U.S. anti-boycott requirements.

4.16            Regulatory Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            Since January 1, 2023, the Company and all of its Subsidiaries are and have been in compliance with applicable requirements under: (i) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., and all regulations promulgated by the U.S. Food and Drug Administration (“FDA”) thereunder (collectively, the “FDCA”); (ii) the Federal Trade Commission Act, 15 U.S.C. § 41 et seq., and all regulations promulgated by the U.S. Federal Trade Commission (“FTC”) thereunder (collectively, the “FTC Act”); (iii) the Controlled Substances Act, 21 U.S.C. § 801 et seq., and all regulations promulgated by the Drug Enforcement Administration (“DEA”) thereunder (collectively, the “CSA”); (iv) all Laws, statutes and regulations administered by the United States Department of Agriculture (“USDA”) applicable to activities of the Company; and, (v) all federal, national, state, and local Laws applicable to the activities of the Company and its Subsidiaries with respect to foods, dietary supplements, cosmetics, drugs, medical devices, controlled substances, and other products or practices regulated by FDA, DEA, FTC, and USDA (subsections (i)-(v), collectively, the “Regulatory Laws”).

(b)            The Company and all of its Subsidiaries hold all Permits necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted in material compliance with applicable requirements under Regulatory Laws (collectively, the “Regulatory Permits”).

(c)            All Regulatory Permits are valid, in full force and effect, and unencumbered.

(d)            Neither the Company nor any of its Subsidiaries have written notice of, and to the Knowledge of the Company, no circumstances exist that would reasonably be expected to result in, the actual or threatened withdrawal, revocation, suspension, encumbrance, or failure to renew any Regulatory Permit.

(e)            To the Knowledge of the Company, all applications, notifications, submissions, information, claims, reports, and data submitted to FDA, DEA, USDA, or other Governmental Authorities, were true, complete and correct in all material respects as of the date of submission, except as revised by any necessary or required material updates, changes, corrections or modifications.

(f)             Since January 1, 2023, (i) neither the Company nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field alert, field correction, product correction, product removal, public notification, market withdrawal, suspension, or replacement, safety alert, or other notice or action for an alleged lack of safety, regulatory compliance, or any other reason (collectively, “Recall”) relating to any product manufactured or labeled by or on behalf of the Company or any of its Subsidiaries; and, (ii) no products manufactured or labeled by or on behalf of the Company or any of its Subsidiaries have been adulterated or misbranded or subject to any Recall, detention, import alert or detention, seizure, injunction, or similar action.

(g)            Since January 1, 2023, neither the Company nor any of its Subsidiaries have received written notice of, and to the Knowledge of the Company, no circumstances exist that would reasonably be expected to result in, any (i) FDA Form 483, (ii) warning letter, (iii) untitled letter, (iv) it has come to our attention (IHCTOA) letter, (v) civil or criminal penalties, (vi) injunction, (vii) seizure, (viii) requests or requirements from FDA, FTC, DEA, USDA, or any other federal, national, state, or local Governmental Authority to modify any products, manufacturing processes, or procedures pursuant to any Regulatory Laws, (ix) letter of admonition, (x) notice of inspection findings, including a notice of noncompliance, (xi) order to show cause, (xii) immediate suspension order, (xiii) suspension, revocation, withdrawal, modification, or limitation of Permits or inspections, or (xiv) other similar written correspondence or written notice from FDA, FTC, DEA, USDA, or any other Governmental Authority alleging or asserting noncompliance with any applicable Regulatory Laws or with the terms or requirements of any Regulatory Permits.

(h)            There is no civil, criminal or administrative legal proceeding or request for information that is pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any person engaged by the Company or its Subsidiaries to manufacture, supply materials for, label, or distribute its products (with respect to its business or its products), under any applicable Regulatory Laws.

(i)             Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors, employees, or agents have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA or any other Governmental Authority to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” 56 Fed. Reg. 46191 (Sept. 10, 1991), or other similar Laws.

(j)             Neither the Company nor, to the Knowledge of the Company, any of its officers, directors, employees, or agents, have been subject to a consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Authority or convicted of any crime that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. § 335a or any other similar Laws and there are no claims, actions, proceedings or investigations that would reasonably be expected to result in such debarment are pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiaries, or any of their respective officers, directors, employees, or agents.

4.17         Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance with applicable Environmental Laws, and each has obtained, or has applied for, maintained, and is and since January 1, 2023 has been in compliance with, all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) since January 1, 2023, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law, except as has been resolved, (c) none of the Company or any of its Subsidiaries is subject to any Litigation or judicial Order relating to compliance with, or Liability under, Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, (d) there has been no release or disposal of and no contamination by any Hazardous Materials at any Owned Real Property or any Leased Real Property so as to give rise to any Liability under Environmental Laws for the Company or any of its Subsidiaries, and (e) the Company has made available to Parent copies of all material environmental reports, audits and studies (including Phase I environmental site assessment reports) that have been created or generated for the Company since January 1, 2023, in their possession, custody, or control, relating to any Owned Real Property or any Leased Real Property.

4.18         Absence of Changes. Except with respect to the Transactions or as required or permitted by this Agreement, since December 28, 2024, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, (b) the Company and its Subsidiaries have not taken any action that would have required Parent’s consent under Sections 6.2(b)(i), 6.2(b)(ii), 6.2(b)(iii), 6.2(b)(v), 6.2(b)(vi), 6.2(b)(viii), 6.2(b)(ix), 6.2(b)(xii) or 6.2(b)(xvi) if such action or event occurred after the date of this Agreement. From December 28, 2024 to the date of this Agreement, there has not been any change, event, effect, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.19         Real Property.

(a)            Leased Real Property. Section 4.19(a) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the Leased Real Properties. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, with respect to each of the Leases, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect: (i) such Lease is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company or the applicable Subsidiary of the Company party to the respective Lease pertaining to the Company’s Material Leased Real Property has a good and valid leasehold interest under such Leases, free and clear of any Liens other than Permitted Liens and Liens; (iii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, the counterparty thereto, is in breach or default in any material respect under any such Lease and no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute such breach or default, or permit the termination, modification or acceleration of rent under such Lease, (iv) all required security deposits have been paid to and, to the Knowledge of the Company, are being held by the applicable landlord in compliance with the applicable Lease and applicable Law; (v) as of the date of this Agreement, no material construction, alteration that would be anticipated to shut down operations of the Leased Real Properties for more than 2 days or other work due to be performed by any landlord pursuant to such Lease to ready the applicable premises for use by the tenant remains to be performed thereunder and all construction allowances or other sums to be paid to such tenant and all amounts owed by such tenant to outside contractors or other third parties for work performed by or at the request of such tenant have been paid in full to the extent currently due and payable; and (vi) neither the Company nor any Affiliate has subleased any Leased Real Property, except for the Lessor Leases as of the date of this Agreement. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened in writing appropriation, condemnation, eminent domain or similar Litigation, or sale or other disposition in lieu of condemnation, affecting the Leased Real Property that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. In the twelve (12) months prior to the date of this Agreement, there have been no casualty events affecting the Leased Real Property that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)            Owned Real Property. Section 4.19(b) of the Company Disclosure Letter sets forth a correct and complete list of the Owned Real Property. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) free and clear of any Liens other than Permitted Liens. Section 4.19(b) of the Company Disclosure Letter sets forth a list of the street address and to the Knowledge of the Company, assessor’s parcel number as of the date hereof of each parcel of Owned Real Property to the extent in the possession of the Company. There is no pending or, to the Knowledge of the Company, threatened appropriation, condemnation, eminent domain or similar Litigation, or sale or other disposition in lieu of condemnation, affecting the Owned Real Property that is reasonably likely to have a Company Material Adverse Effect. There have been no casualty events materially affecting the Owned Real Property in the twenty-four (24) months prior to the date of this Agreement that have not been restored in all material respects and that would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c)            Lessor Leases. Section 4.19(c) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of the properties affected by Leases under which the Company or one of its Subsidiaries is the lessor under a lease, sublease or other occupancy agreement pertaining to the Real Property (“Lessor Leases”). Except as set forth in Section 4.19(c) of the Company Disclosure Letter and except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, with respect to each of the Lessor Leases: (i) such Lessor Lease is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect and enforceable in accordance with its terms; (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, the counterparty thereto, is in breach or default in any material respect under any such lease and no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute such breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iii) all required security deposits have been paid to and are being held by the applicable landlord in compliance with the applicable lease and applicable Law; (iv) as of the date of this Agreement, no material construction, alteration or other work due to be performed by any landlord pursuant to such lease to ready the applicable premises for use by the tenant remains to be performed thereunder and all construction allowances or other sums to be paid to such tenant and all amounts owed by such tenant to outside contractors or other third parties for work performed by or at the request of such tenant have been paid in full to the extent currently due and payable; and (v) the relevant tenant or subtenant, as applicable, has not subleased any property leased by the tenant under such Lessor Lease, as of the date of this Agreement.

(d)           To the Knowledge of the Company, as of the date of this Agreement, no Company or Affiliate has received written notice of a violation of any covenant, condition, restriction or easement affecting the Real Property or the use and occupation thereof in the twelve (12) months prior to the date of this Agreement, which has not been materially complied with or remedied and which would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)           To the Knowledge of the Company, no zoning, building, flood control, fire, safety, or similar applicable Law is materially violated by the current operation or use of the Real Property in such a way as would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(f)            To the Knowledge of the Company, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the buildings and improvements located on the Owned Real Property which require government approval have been approved by all applicable Governmental Authorities having jurisdiction over the applicable Owned Real Property, and (ii) all material Permits required by all applicable Governmental Authorities having jurisdiction over the applicable Owned Real Property have been issued for the Owned Real Property and any improvements thereon.

4.20          Brokers and Finders. Except for BofA Securities, Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

4.21          Opinions of Financial Advisor. The Company Board has received an oral opinion from BofA Securities, Inc., to be confirmed by delivery of a written opinion, to the effect that, as of the date of the opinion and based on and subject to the factors and assumptions set forth in the written opinion, the Merger Consideration to be received in the Merger by holders of Common Stock is fair, from a financial point of view, to such holders. A copy of such opinion shall be provided to Parent for informational purposes only promptly following receipt by the Company.

4.22          Affiliate Transactions. Except for compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly-owned Subsidiary of the Company), on the other hand (“Affiliate Agreements”), that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders and which has not been so disclosed.

4.23          No Additional Representations. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to this Agreement (a) neither Parent nor Merger Sub makes, or has made, and the Company has not relied on, any express or implied representations or warranties relating to Parent, Merger Sub or their respective businesses or otherwise, (b) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to such Person or its business or otherwise in connection with the Transactions, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not, and shall not be deemed to be or to include, representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article V or in any certificate delivered by Parent pursuant to this Agreement. Without limiting the foregoing, the Company acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Letter), neither Parent, Merger Sub, nor any other Person will have or be subject to any liability or other obligation to the Company or any of its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or their respective Affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or their respective Affiliates in connection with the Transactions.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the corresponding section or subsection of the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company that:

5.1           Due Incorporation; Capitalization.

(a)            Each of Parent and Merger Sub is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization.

(b)            Each of Parent and Merger Sub has all requisite power and authority to (i) conduct its businesses in the manner in which its businesses are currently being conducted and (ii) own and use its assets in the manner in which its assets are currently owned and used. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification or licensing, except where any failure to be so qualified would not reasonably be expected to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents in any material respect. All of the issued and outstanding equity interests of Merger Sub are owned by a wholly-owned subsidiary of Parent free and clear of Liens of any kind, other than Permitted Liens.

5.2           Due Authorization.

(a)            Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions.

(b)            The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the applicable Transactions, including the Merger, have been duly and validly approved by the unanimous vote of the boards of directors or other governing body of Parent and Merger Sub and, immediately following execution and delivery of this Agreement, will be adopted by the sole shareholder of Merger Sub, and, assuming that the Merger is consummated in accordance with the DGCL, except for filing the DGCL Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no other corporate actions or proceedings on the part of Parent or Merger Sub or their respective shareholders shall be necessary to authorize this Agreement and the Transactions.

(c)            Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions.

5.3          Consents and Approvals; No Violations. The execution, delivery and performance by Parent and the Merger Sub of this Agreement and the consummation of the Transactions will not (i) violate any Law or Order applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority or (iii) require any consent of, notice to or other action by any Person under, constitute a default or breach or an event that, with or without notice or lapse of time or both, would constitute a default or breach under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound, except, in the case of clauses (ii) and (iii) (A) for in connection with or in compliance with the Transaction Approvals, shareholder or board approvals of Parent and Merger Sub and the filing with the SEC of the Proxy Statement and (B) as would not reasonably be expected to have a Parent Material Adverse Effect.

5.4          Merger Sub. Merger Sub was formed specifically for the Transactions. Since its date of incorporation, Merger Sub has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions. The authorized equity capital of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which one (1) share is validly issued and outstanding. All of the issued and outstanding equity capital of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

5.5          Litigation. Except as would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (a) neither Parent nor Merger Sub is subject to any outstanding Order and (b) there is no Litigation pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub.

5.6          Compliance with Laws. Except as would not reasonably be expected to have a Parent Material Adverse Effect, since the date of their respective incorporation, each of Parent and Merger Sub has been and is in compliance with all applicable Laws.

5.7          Parent and Merger Sub Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement, at the time it (and any amendment or supplement thereto) is first filed with the SEC, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Parent or Merger Sub with respect to (and nothing in this Section 5.7 shall apply to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or any of its Subsidiaries).

5.8          Certain Arrangements. Other than the Confidentiality Agreement, as of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any beneficial owner of five percent (5%) or more of the shares of Common Stock, on the other hand, that relate to the Company or any of its businesses (including the business of the Surviving Corporation following the Closing) or the Transactions.

5.9           Available Funds and Financing.

(a)            As of the Closing, Parent will have available to it, or will cause its applicable Affiliates (including Merger Sub) to have available to it, funds sufficient to consummate the Transactions.

(b)            Parent has delivered to the Company a true, complete and correct copy of a fully executed equity commitment letter dated the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement, the “Equity Funding Letter”) from the Equity Financing Source pursuant to which the Equity Financing Source has agreed to make an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Funding Letter provides that the Company is an express third-party beneficiary of, and is entitled to require Parent to specifically enforce performance of the Equity Financing Source’s obligation to fund the Equity Financing in accordance with and subject to the terms of, the Equity Funding Letter.

(c)            As of the date hereof, the Equity Funding Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions). There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Equity Funding Letter, other than the conditions precedent set forth therein.

(d)            As of the date hereof, the Equity Funding Letter has not been amended or modified in any manner, and the commitments contained therein have not been terminated reduced, withdrawn or rescinded in any respect by Parent or, to the Knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or the Equity Financing Source.

(e)            As of the date hereof, Parent, Guarantor or their respective Affiliates on their behalf have fully paid any and all commitment or other fees and amounts required by the Equity Funding Letter to be paid on or prior to the date of this Agreement.

(f)            As of the date hereof, Parent has delivered to the Company a true, complete and correct copy of a fully executed (a) debt commitment letter dated the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement, the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”), pursuant to which the Debt Financing Sources party thereto have agreed, subject solely to the conditions expressly set forth therein and the terms thereof, to provide to Guarantor (or one or more of its Affiliates) debt financing in the amounts set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”) for purposes of funding the Transactions on the date on which the Closing is set to occur pursuant to Section 2.2 and (b) fee letters dated the date of this Agreement relating to the Debt Financing (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement, collectively the “Debt Fee Letters”), which may be redacted as to fee amounts, pricing caps, “market flex” terms, and other economic terms that would not contain a Prohibited Condition (as defined below). As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Guarantor and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified in any manner, and the commitments contained therein have not been terminated, withdrawn or rescinded in any respect by Guarantor or, to the Knowledge of Parent, any other party thereto, and no such termination, withdrawal or rescission is contemplated by Guarantor or the Debt Financing Sources. As of the date of this Agreement, there are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount (or any portion) of the Debt Financing at or prior to the Closing, other than as expressly set forth in the Debt Commitment Letter as in effect on the date hereof. The funding of the full amount of the Debt Financing on the Closing Date would not violate or result in a default under any provisions of the Guarantor Credit Facility (after giving effect to the amendment thereto or refinancing thereof provided for in the Debt Commitment Letter), the Senior Notes Indenture or any other indebtedness for borrowed money of Parent or Guarantor. Assuming performance by the Company and its Affiliates of their respective obligations hereunder, as of the date of this Agreement, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, constitutes, or could constitute, a breach, default or failure to satisfy a condition under the Financing Letters by or on the part of Parent or Guarantor, as applicable or, to Knowledge of Parent, any other party to the Financing Letters under the Financing Letters. As of the date of this Agreement, neither Parent, Guarantor nor any of their respective Affiliates have entered into or are aware of any side letters or other agreements, Contracts, arrangements or understandings of any kind (written or oral) directly or indirectly related to the Financing or the Financing Letters that contain a Prohibited Condition. Parent, Guarantor or an Affiliate thereof on its behalf has fully paid all commitment fees and other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, no Person that is a party to the Debt Commitment Letter or the Equity Funding Letter has notified Parent or Guarantor (or any of its Affiliates or Representatives) of its intention to terminate any of its obligations under the Debt Commitment Letter or the Equity Funding Letter, as applicable, or not to provide the Financing. Notwithstanding anything contained in this Agreement to the contrary, Parent, Guarantor and Merger Sub acknowledge and agree that their respective obligations hereunder are not conditioned in any manner whatsoever upon obtaining the Financing in the amount required to satisfy the Financing Uses. “Prohibited Condition” shall mean any term of the Debt Commitment Letter or the Equity Funding Letter, as applicable, that would (i) reasonably be expected to adversely affect the availability of the Financing or to reduce the amount thereof if the portion of the Financing that remains available, together with all other sources of cash available to Parent, Guarantor and/or Merger Sub, on the Closing Date would be insufficient to cover the Financing Uses (as defined below), (ii) impose any new condition or otherwise adversely amend, modify or expand any conditions precedent to the funding of the Financing or (iii) delay or prevent the Closing Date.

(g)            Assuming the Financing is funded in accordance with the Financing Letters, as of the date of this Agreement, the aggregate proceeds from the Financing, when funded in accordance with the Financing Letters, together with all other sources of cash available to Parent, Guarantor and/or Merger Sub on the Closing Date, will be sufficient for the payment of all of its obligations under this Agreement, including the payment of the Merger Consideration and all costs and expenses of the Transactions payable by Parent, Guarantor, Merger Sub, any of their respective Affiliates or the Surviving Corporation in connection with the Merger, and any repayment or refinancing of indebtedness contemplated by the Financing Letters (collectively, the “Financing Uses”).

5.10         Ownership of Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” is the “beneficial owner” (each as defined in Section 450.1776 of the MBCA) of any shares of Common Stock or other securities of the Company or any options, warrants or other rights to acquire Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company. None of Parent, Merger Sub nor any of their respective “affiliates” or “associates” (each as defined in Section 450.1776 of the MBCA) is, or has been at any time with the last three (3) years, an “interested shareholder” as defined in Section 450.1778 of the MBCA. Neither Parent nor any of its subsidiaries has taken, or authorized or permitted any its Representatives to take, any action that would cause Parent or any of its “affiliates” or “associates” (each as defined in Section 450.1776 of the MBCA) thereof to be deemed an “interested shareholder” as defined in Section 450.1778 of the MBCA or otherwise render Section 1780 of the MBCA inapplicable to the Merger.

5.11         Brokers and Finders. Except for Solomon Partners, neither Parent nor any of Parent’s Affiliates has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

5.12         Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, Liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of Parent and Merger Sub acknowledges that it and its Representatives have received access to certain books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter) or any certificate delivered by the Company pursuant to this Agreement (a) the Company does not make, and has not made, and neither Parent nor Merger Sub has relied upon, any express or implied representations or warranties relating to the Company, its Subsidiaries or their respective businesses or otherwise, (b) no Person has been authorized by the Company to make any representation or warranty relating to such Person or its business or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their respective Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV or any certificate delivered by the Company pursuant to this Agreement. Without limiting the foregoing, each of Parent and Merger Sub acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Letter), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions.

Article VI

COVENANTS AND AGREEMENTS

6.1            Access to Information, Employees and Facilities.

(a)            For purposes of furthering the Transactions, from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), subject to Section 6.1(b) and Section 6.1(c), the Company shall, and shall cause its Subsidiaries to, give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the books and records (including personnel records), real property, offices and facilities of the Company and its Subsidiaries, and, during such normal business hours in the Interim Period, the Company shall, and shall cause its Subsidiaries to, make the officers and employees of the Company and its Subsidiaries available to Parent and its Representatives and to furnish to Parent all financial, operating and other data and information, in each case, (i) as Parent shall from time to time reasonably request in connection with Parent’s strategic and integration planning with respect to the Transaction, (ii) to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses; and (iii) in connection with the Third Party Reports; provided that this Section 6.1 does not authorize invasive environmental testing or sampling of the Leased Real Property or Owned Real Property; and provided, further, that in no event shall access to the officers or employees of the Company and its Subsidiaries be made available to Parent or any of its Representatives for the purpose of negotiating or entering into any new employment or compensation arrangements without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and subject to such parties providing the Company and its Representatives the opportunity to review any such proposed arrangements a reasonable period of time prior to the proposed execution of any such arrangements.

(b)            Nothing in Section 6.1(a) shall require the Company to provide access or to disclose any information to the other party or its Representatives if such access or disclosure, in the reasonable judgment of the Company’s legal counsel, would be in violation of applicable Laws or binding agreements entered into by the Company or its Subsidiaries prior to the date of this Agreement or would reasonably be expected to result in a loss or impairment of the protection of any attorney-client or work product privilege; provided, that in such instances the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, exercise commercially reasonable efforts to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in this sentence. If any of the information or material furnished pursuant to Section 6.1(a) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

(c)            All such information provided by the Company shall be held in confidence in accordance with the Confidentiality Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, Parent shall be permitted to disclose any non-public or other confidential information provided by or on behalf of the Company, the Company’s Subsidiaries or their respective Affiliates or Representatives that is information that is customarily provided in financings similar to the Debt Financing to rating agencies and prospective lenders and investors during syndication of the Debt Financing, subject to customary confidentiality undertakings, which shall, in any event, require “click through” or other affirmative action by the recipient acknowledging and agreeing to maintain the confidentiality of such information.

6.2            Conduct of Business.

(a)            During the Interim Period, other than (i) as required by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned; provided that, without limiting the generality of the foregoing, Parent shall be deemed to have consented in writing if it provides no response (which response may be via e-mail and may consist solely of an acknowledgement of receipt and shall not be required to include providing consent or denying consent) within ten (10) Business Days after written request by the Company for such approval, provided that such request is sent in accordance with Section 9.3 of this Agreement and shall be considered valid upon delivery or electronic receipt in accordance with the terms thereof), (iii) as required by applicable Law or (iv) as set forth in Section 6.2 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts, subject to the restrictions and exceptions set forth in Section 6.2(b) of this Agreement, to conduct its business in all material respects in the ordinary course and to maintain and preserve intact, in all material respects, its business organization and their relationships with lenders, customers, vendors and employees and other material business relations; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2(b) (subject to the exceptions set forth therein) shall be deemed a breach of this sentence, unless such action would constitute a breach of such other provision.

(b)            During the Interim Period, the Company shall not, and shall cause its Subsidiaries not to, other than (w) as otherwise required by this Agreement, (x) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned; provided that, without limiting the generality of the foregoing, Parent shall be deemed to have consented in writing if it provides no response (which response may be via e-mail and may consist solely of an acknowledgement of receipt and shall not be required to include providing consent or denying consent) within ten (10) Business Days after request by the Company for such approval, provided that such request is sent in accordance with Section 9.3 of this Agreement and shall be considered valid upon delivery or electronic receipt in accordance with the terms thereof), (y) as required by applicable Law or (z) as set forth in Section 6.2 of the Company Disclosure Letter:

(i)              amend their respective Organizational Documents, other than immaterial amendments to the Organizational Documents of the Company’s Subsidiaries;

(ii)             split, combine or reclassify any capital stock, voting securities or other equity interests of the Company;

(iii)            make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) the acceptance of shares of Common Stock, or withholding of shares of Common Stock otherwise deliverable, to satisfy withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards, (C) (1) quarterly dividends of $0.22 per share of Common Stock that were declared on May 22, 2025 and are payable on June 30, 2025 and (2) ordinary quarterly dividends during each of the third and fourth quarters of fiscal year 2025 and during the first quarter of fiscal year 2026, in each case, consistent in all material respects with past practice with respect to timing of declaration and payment and the amount thereof or (D) pursuant to the terms and conditions of the Company Warrants in accordance with their terms as in effect on the date hereof;

(iv)            grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(v)            (A) issue, purchase, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (i) due to the vesting or settlement of Company Equity Awards granted prior to the date hereof in accordance with their terms, (ii) due to issuances under the Company ESPP in accordance with the terms thereof, (iii) in transactions solely among the Company and its Subsidiaries or among the Company’s wholly owned Subsidiaries or (iv) for the issuance, delivery or sale of Common Stock to the extent required pursuant to the Company Warrants in accordance with their terms as in effect as of the date hereof, or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests, except for the issuance, delivery or sale of Common Stock to the extent required pursuant to the Company Warrants in accordance with their terms as in effect as of the date hereof;

(vi)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization, other than the Transactions and other than any mergers, consolidations or reorganizations solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or enter into any new line of business unrelated to its current business;

(vii)          incur, assume, endorse, guarantee or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any indebtedness for borrowed money among the Company or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (B) guarantees by the Company of indebtedness for borrowed money of wholly owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which indebtedness is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (C) indebtedness incurred in the ordinary course of business pursuant to the Existing Credit Facility in effect as of the date hereof, and (D) indebtedness incurred to replace, renew, extend, refinance or refund any such indebtedness of, or to replace existing equipment of, the Company or its wholly owned Subsidiaries which has matured or is scheduled to mature after the date of this Agreement, on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than the indebtedness being replaced, in the case of this clause (D), in the ordinary course of business, and up to an amount equal to the indebtedness being replaced, renewed, extended, refinances or refunded (plus any related fees, expenses, premiums and accrued interest);

(viii)         other than in accordance with contracts or agreements in effect on the date hereof and set forth in Section 6.2(b) of the Company Disclosure Letter, sell, transfer, mortgage, subject to a Lien (other than a Permitted Lien) or otherwise dispose of any of its assets having a value in excess of $2,500,000 individually or $10,000,000 in the aggregate to any Person (other than to the Company or a wholly owned Subsidiary of the Company and other than (A) sales of inventory in the ordinary course of business and (B) sales of rental equipment in the ordinary course or obsolete or worthless equipment);

(ix)            acquire any assets (other than acquisitions of assets in the ordinary course of business) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, in each case other than a wholly owned Subsidiary of the Company (or any assets thereof), either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person other than a wholly owned Subsidiary of the Company;

(x)            except as required by any Company Benefit Plan or Collective Bargaining Agreement in effect as of the date hereof, (A) establish, adopt, amend or terminate any Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, other than any annual renewals of existing Company Benefit Plans in the ordinary course of business that do not materially increase the annual cost to the Company of maintaining such Company Benefit Plan; (B) increase the compensation (including severance, change-in-control, retention and equity and equity-based compensation) or benefits of any current or former Company Employees, other than increases in the ordinary course of business to the base salary or wage rate (and proportionate increases in target incentive opportunities arising as a result of such base salary or wage rate increases) of Company Employees (other than the Executive Leadership Team members (as defined in the Company Disclosure Letter)) that do not exceed five percent (5%) individually or three and a half percent (3.5%) in the aggregate; (C) pay or award, or commit to pay or award, any bonuses or incentive compensation (whether cash, equity, or equity-based); (D)  accelerate the time of vesting or payment of any award under any Company Benefit Plan; or (E) hire or terminate (other than a termination for cause) the employment of any Company Employee with annual base compensation in excess of $150,000, except for individuals hired to fill positions that become open subsequent to the date of this Agreement as a result of a Company Employee’s departure or termination;

(xi)            implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would implicate the WARN Act;

(xii)           sell, assign, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any material Company Intellectual Property, other than the expiration of Company Intellectual Property that is Registered Intellectual Property at the end of its statutory term;

(xiii)          implement or adopt any material change in its financial accounting principles or its methods, other than as may be required by GAAP or applicable Law;

(xiv)          (A) terminate or amend in a manner materially adverse to the Company or any of its Subsidiaries, any Company Material Contract or Material Lease other than, for the avoidance of doubt, any renewal or expiration or exercise of any extension option, in the ordinary course of business of such Company Material Contract or Material Lease according to such Company Material Contract’s or Material Lease’s terms on substantially the same terms, (B) other than in the ordinary course of business, enter into any Contract that, if entered into prior to the date hereof, would be a Company Material Contract or Material Lease or (C) waive any material right under or release, settle or compromise any material claim under any Company Material Contract or Material Lease;

(xv)           make any loan, advance or capital contribution to or investment in any Person, other than (x) expense advancements in the ordinary course of business to directors, officers and employees of the Company and (y) loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in wholly owned Subsidiaries of the Company;

(xvi)          without prejudice to Section 6.11, pay, discharge, settle or satisfy any pending or threatened Litigation, other than settlements that are solely for monetary damages of less than $2,000,000 individually and $5,000,000 in the aggregate;

(xvii)         (i) modify, extend, or enter into any Collective Bargaining Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any Company Employees;

(xviii)        make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to a material amount of Taxes, settle any claim, audit, assessment or dispute with respect to a material amount of Taxes, file any material amended Tax Return, consent to or request any extension or waiver of the limitations period applicable to any claim or assessment with respect to a material amount of Taxes (other than in the ordinary course of business), or surrender any right to claim a refund of a material amount of Taxes;

(xix)          terminate, cancel or make any material adverse changes to the structure, limits or terms and conditions of any of insurance policies that are material to the Company and its Subsidiaries, taken as a whole (provided that for the avoidance of doubt the Company may issue and renew insurance policies in the ordinary course of business);

(xx)            incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, other than any such capital expenditures or authorizations or commitments that are both (A) in the ordinary course of business and (B) in the aggregate not in excess of (1) $60,000,000 for any fiscal quarter or (2) $160,000,000 for any fiscal year;

(xxi)          enter into any Affiliate Agreement that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in the Company’s Form 10-K, other than compensation or other employment arrangements entered into in the ordinary course of business, subject to the restrictions set forth in this Section 6.2;

(xxii)          enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust); or

(xxiii)         authorize any of, or agree or commit to do any of, the foregoing actions.

Nothing contained in this Agreement shall give Parent or Guarantor, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

(c)           During the Interim Period, the Company shall use commercially reasonable efforts to promptly (and in no event later than ten (10) Business Days prior thereto) notify Parent in writing in the event that the Company or any of its Subsidiaries ceases to operate or in any way discontinues the operation of any of its corporate-owned or leased retail stores.

(d)           Except as required by this Agreement or as required by applicable Law, during the Interim Period, Parent, Merger Sub, Guarantor and the Company shall not, and shall not permit any of their respective officers, directors, Affiliates (provided that, solely for purposes of this Section 6.2(d), portfolio companies of the Equity Financing Source shall not be deemed to be Affiliates of Parent, Merger Sub or Guarantor) or other Persons on their behalf to (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in any Person or portion thereof (a “Specified Acquisition”), or enter into any new line of business, if doing so would reasonably be expected to (1) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent, Guarantor or their respective Affiliates to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions or (2) materially increase the risk of any Governmental Authority entering into an Order prohibiting the consummation of the Transactions or (ii) take any action that is intended to or would materially delay the ability of Parent, Merger Sub, Guarantor, on the one hand, or the Company, on the other hand, to otherwise perform their respective covenants and agreements under this Agreement or to consummate the Transactions. Notwithstanding anything to the contrary herein, this Section 6.2(d) shall not apply to the Company to the extent any such Specified Acquisition would require Parent’s consent pursuant to Section 6.2(b).

6.3           Obligations of Merger Sub. Each of Parent and Guarantor shall take all necessary action to cause their respective Affiliates (including Merger Sub) and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by Parent, Guarantor or Merger Sub to perform and discharge any of their respective covenants, obligations and agreements pursuant to this Agreement.

6.4            No Solicitation.

(a)            No Solicitation or Negotiation. Except as expressly permitted by this Section 6.4, during the Interim Period, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry that did not arise from a breach of Section 6.4(a) (other than any breach that is both immaterial and unintentional), solely to ascertain facts from the Person making such Company Takeover Proposal consistent with its fiduciary duties about such Company Takeover Proposal and the Person that made it) or (iii) resolve or agree to do any of the foregoing. The Company shall, and the Company shall cause its Subsidiaries, and its and their respective officers and directors to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately after the date hereof, cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, except as set forth in the last sentence of this Section 6.4(a). Within three (3) Business Days following the date hereof, the Company shall (A) request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of a Company Takeover Proposal or potential Company Takeover Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal by such Person and its Representatives. The Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors not to, and shall use reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, terminate, waive, amend, release or modify any confidentiality or standstill provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Company Takeover Proposal or potential Company Takeover Proposal, and shall enforce the provisions of any such agreement; provided that, prior to obtaining the Company Shareholder Approval, the Company may take any such action with respect to any provision of any confidentiality or standstill agreement that prohibits or purports to prohibit a proposal being made to the Company Board if the Company Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(b)            Superior Proposals. Notwithstanding anything to the contrary contained in this Agreement, if at any time from and after the date hereof and prior to obtaining the Company Shareholder Approval, the Company receives a bona fide written Company Takeover Proposal from any Person that did not result from a breach of Section 6.4(a) (other than any breach that is both immaterial and unintentional) and if the Company Board determines in good faith, in its reasonable discretion (x) after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (y) after consultation with its outside legal counsel, that the failure to take the actions set forth in clauses (A) and (B) below would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, in response to such Company Takeover Proposal, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person that has made such written Company Takeover Proposal and its Representatives; provided that competitively sensitive information or data provided to any such Person who is a competitor of the Company or any of its Subsidiaries will only be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to Parent or its Representatives (provided, that (I) the Company shall, prior to or substantially concurrently with the delivery to such Person, provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such information has been previously provided to Parent and (II) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 6.4) and (B) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 6.4(b) and conducted in accordance with the terms of this Section 6.4 shall not, in and of itself, constitute a Change of Recommendation or constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

(c)            Notice. During the Interim Period, the Company shall (i) promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that is or would be reasonably likely to lead to a Company Takeover Proposal or in each case, any amendment or modification to the material terms of any Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof (along with unredacted copies of all proposed transaction documents received by the Company or any of its Representatives), and (ii) keep Parent reasonably informed, on a reasonably current basis (but in no event more often than once every forty-eight (48) hours), as to the status of (including any material developments with respect to) such Company Takeover Proposal, offer, proposal, inquiry or request. Without limiting any of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Takeover Proposal pursuant to Section 6.4(a) or Section 6.4(b).

(d)            Change of Recommendation or Termination in Response to Company Superior Proposal. Notwithstanding anything in this Agreement to the contrary, from the date hereof, except as expressly permitted by this Section 6.4(d), neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, the Recommendation, or fail to include the Recommendation in the Proxy Statement in accordance with Section 6.5, (B) adopt, approve, endorse or recommend to the shareholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve, endorse or recommend to the shareholders of the Company, a Company Takeover Proposal, (C) within five (5) Business Days of Parent’s written request, fail to make or reaffirm the Recommendation following the date any Company Takeover Proposal or any material modification thereto is first published or sent or given to the shareholders of the Company; provided, that Parent may not make any such request on more than one occasion in respect of any Company Takeover Proposal or more than one occasion in respect of any material modification of a Company Takeover Proposal, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, or (E) publicly propose or agree to any of the foregoing (any action described in this clause (i) being referred to as a “Change of Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, option agreement, expense reimbursement agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.4(b)) (a “Company Acquisition Agreement”) or (iii) publicly propose or agree to do any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Shareholder Approval, the Company Board may, in response to a Company Superior Proposal received by the Company after the date of this Agreement that did not result from a breach of Section 6.4(a) (other than any breach that is both immaterial and unintentional) (x) make a Change of Recommendation, (y) in connection with a Company Superior Proposal or a Company Takeover Proposal in compliance with this Section 6.4, take any action to exempt any Person from the restrictions of any Takeover Laws or (z) cause the Company to validly terminate this Agreement in accordance with Section 8.1(d)(ii); provided that prior to making such Change of Recommendation or terminating this Agreement in accordance with Section 8.1(d)(ii), (A) the Company shall have given Parent at least three (3) Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the Person making any such Company Superior Proposal and contemporaneously provided to Parent a copy of any proposed Company Acquisition Agreement and all related documentation, (B) during such three (3) Business Day period following the date on which such notice is received, the Company shall and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (C) upon the end of such three (3) Business Day period (or such subsequent notice period as contemplated by clause (D) below), the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new two (2) Business Day notice period under clause (A) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 6.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(e)            Change of Recommendation in Response to Intervening Event. Notwithstanding anything herein to the contrary, prior to obtaining the Company Shareholder Approval, the Company Board may, solely in response to an Intervening Event, make a Change of Recommendation, if the Company Board determines in good faith in its reasonable discretion, after consultation with the Company’s independent financial advisors and outside legal counsel, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board shall not be entitled to effect such a Change of Recommendation until (i) the Company shall have given Parent at least three (3) Business Days’ prior written notice of its intention to effect such a Change of Recommendation and specifying the reasons therefor, which notice shall include a description the applicable Intervening Event, (ii) during the three (3) Business Day period following the date on which such notice is received, the Company shall and shall cause its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate), to make adjustments to the terms and conditions of this Agreement and (iii) following the end of such three (3) Business Day period, the Company Board, after consultation with the Company’s independent financial advisors and outside legal counsel and taking into account any revisions to the terms and conditions of this Agreement proposed by Parent, shall have determined in good faith in its reasonable discretion that the failure of the Company Board to make such a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(f)            Nothing contained in this Section 6.4 shall prohibit the Company or the Company Board from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to the shareholders of the Company that is required by Law or (iii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 6.4(f) shall not be deemed to permit the Company Board to make a Change of Recommendation other than in accordance with Section 6.4(d) or Section 6.4(e). Nothing contained in this Section 6.4 shall be deemed to limit the proviso set forth in Section 6.8. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate required public statement by the Company or the Company Board (or a committee thereof) that solely describes the Company’s receipt of a Company Takeover Proposal, the identity of the Person making such Company Takeover Proposal, the material terms of such Company Takeover Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment or modification of, or a proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Recommendation; (B) an adoption, approval or recommendation with respect to such Company Takeover Proposal; or (C) a Change of Recommendation, in each case to the extent that the Company Board expressly reaffirms the Recommendation in such statement or disclosure and expressly rejects any applicable Company Takeover Proposal. A “stop, look and listen” disclosure pursuant to Section 14d-9(f) under the Exchange Act in connection with a tender or exchange offer shall not constitute a Change of Recommendation.

6.5           Proxy Statement; Company Shareholders Meeting.

(a)            The Company shall use reasonable best efforts to prepare and file no later than twenty (20) Business Days after the date of this Agreement with the SEC the Proxy Statement in preliminary form, which shall, subject to Section 6.4, include the Recommendation. The Company shall use all reasonable efforts to respond as promptly as practicable to any comments by the SEC staff in respect of the Proxy Statement and to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the date of this Agreement. Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company may reasonably request. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement. The Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement prior to the filing thereof (and any amendments or supplements thereto) or any responses or other communications to the SEC or its staff and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Company Shareholders Meeting as promptly as practicable, and in no event more than ten (10) Business Days, after (i) the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has informed the Company that it does not intend to review the Proxy Statement or (ii) if the SEC has, by the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC, informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement.

(b)            If at any time prior to the Company Shareholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement, the party that discovers such information shall promptly notify the other party and the Company shall use reasonable best efforts to prepare (with the assistance of Parent) and mail to its shareholders such an amendment or supplement, in each case, to the extent required by applicable Law. The Company further agrees to use reasonable best efforts to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to its shareholders, in each case as and to the extent required by applicable Law.

(c)            Subject to the other provisions of this Agreement, the Company shall (i) take all actions required under applicable Law (including the MBCA), the Articles of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”), with the record date and meeting date of the Company Shareholders Meeting to be selected after reasonable consultation with Parent, and (ii) subject to a Change of Recommendation pursuant to, and in accordance with, Section 6.4, use all reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and approval of the Transactions. Except as Parent shall have otherwise consented to in writing in advance (which consent shall not be unreasonably withheld), the approval of this Agreement shall be the only matter (other than procedural matters and matters that are required by the Exchange Act or other applicable Law to be voted on by the Company’s shareholders in connection therewith) which the Company shall propose to be acted on by the Company’s shareholders at the Company Shareholders Meeting. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Shareholders Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company’s shareholders.

(d)            Notwithstanding anything to the contrary in this Agreement but subject to the MBCA, unless and until this Agreement is terminated in accordance with its terms, the Company’s obligation to call, give notice of, convene and hold the Company Shareholders Meeting under this Agreement shall not be limited, or otherwise affected, by the commencement, disclosure, announcement or submission to the Company of any Company Takeover Proposal or the occurrence of any Change of Recommendation, and once established, the Company shall not change the record date for the Company Shareholders Meeting or postpone or adjourn the Company Shareholders Meeting without the prior written consent of Parent. Notwithstanding any Change of Recommendation, the Company shall nonetheless submit this Agreement to its shareholders for approval at the Company Shareholders Meeting unless this Agreement is terminated in accordance with Article VIII prior to the Company Shareholders Meeting. Notwithstanding the foregoing, (i) if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting, including due to an absence of quorum, then prior to the vote contemplated having been taken, the Company shall have the right to require an adjournment, delay or postponement of the Company Shareholders Meeting for the purpose of soliciting additional votes in favor of the approval of this Agreement and (ii) the Company may adjourn, recess, or postpone the Company Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting; provided, that the Company may not postpone or adjourn the Company Shareholders Meeting more than a total of two times, and for no greater than ten (10) Business Days in the aggregate, pursuant to the foregoing clause (i). The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement to the Company’s shareholders. Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Shareholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Common Stock to obtain the Company Shareholder Approval; provided that the Company shall not be required to adjourn the Company Shareholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days.

6.6           Efforts

(a)            Parent, Guarantor, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications to or with any Governmental Authority required to be filed to consummate the Transactions, (ii) using reasonable best efforts to satisfy the conditions to consummating the Transactions, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Authority (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by (x) Parent, Guarantor, Merger Sub, or their respective Affiliates or (y) the Company or any of its Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) at Parent’s sole option, defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions.

(b)            Parent, Guarantor and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Authority undertaken pursuant to the provisions of this Section 6.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Authority or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, any Person in connection with this Agreement, the Lease Consents and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Authority regarding the Transactions, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Authority. No party or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Authority in connection with this Agreement and the Transactions unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 6.6, materials provided pursuant to this Section 6.6 may be redacted (i) to remove references concerning the valuation of the Company and the Transactions, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)            The Company, Parent and Guarantor shall make or file (or cause to be made or filed), as promptly as practicable, with the appropriate Governmental Authority all filings, forms, registrations and notifications required to be filed to consummate the Merger under any applicable Competition Law, and subsequent to such filings, the Company, Parent and Guarantor shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Authorities, or provide any supplemental information that may be requested by Governmental Authorities, in connection with filings made with such Governmental Authorities. The Company, Parent and Guarantor shall file (or cause to be filed) their notification and report forms under the HSR Act no later than twenty (20) Business Days after the date of this Agreement. Parent, Guarantor Merger Sub and the Company may not (i) commit to or agree with any Governmental Authorities to voluntarily stay, toll or extend any applicable HSR Act waiting period or review period, (ii) enter into any timing agreement with any Governmental Authorities, or (iii) pull and refile any filing under the HSR Act without the other parties’ prior written consent. Notwithstanding anything in this Agreement to the contrary, Parent will control the ultimate strategy and timing for securing approvals and expiration of relevant waiting periods under the Competition Laws, taking into account in good faith any comments of the Company or its Representatives relating to such strategy.

(d)            In connection with the efforts referenced in Section 6.6(a) and (c) so as to permit the Closing to occur as promptly as practicable and in any event before the Termination Date, Parent, Guarantor, Merger Sub and the Company shall, and shall cause their respective Affiliates to (subject to it being conditioned on the consummation of the Transactions), propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate or other disposition of or restriction on, but solely on, the Non-Burdensome Condition Assets. If requested by Parent, the Company will agree to any action contemplated by this Section 6.6; provided, that any such agreement or action is conditioned on the consummation of the Transactions. Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(e)            In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Transactions or any other transaction contemplated by this Agreement as in violation of any Competition Law, at Parent’s sole option, each of the Company, Guarantor and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(f)            Notwithstanding anything herein to the contrary, Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 6.6.

6.7           Employee Matters.

(a)            During the period commencing at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), Guarantor shall provide, or cause its Subsidiaries to provide, each Company Employee as of the Closing (any such employee, a “Continuing Employee”), for so long as such employee remains employed with Guarantor or any of its Subsidiaries (including the Surviving Corporation), with: (i) an annual base salary or base wage rate, as applicable, and target short-term (annual or more frequent) cash bonus or commission opportunities that are, in the aggregate, no less favorable than the annual base salary or base wage rate, as applicable, and target short-term (annual or more frequent) cash bonus or commission opportunities provided to each such Continuing Employee immediately prior to the Closing; provided, that the annual base salary or base wage rate, as applicable, is not decreased for any Continuing Employee during the Continuation Period, (ii) target long-term incentive compensation opportunities that are substantially similar to the target long-term incentive compensation opportunities provided to similarly situated employees of Guarantor and its Subsidiaries, (iii)  health, welfare, retirement, fringe benefits and other compensation and employee benefits (other than equity or equity-based compensation, non-qualified deferred compensation, change of control, transaction, retention, and post-employment welfare benefits) that are no less favorable in the aggregate than those provided to each such Continuing Employee as of the date hereof, and (iv) the benefits set forth in Section 6.7(a)(1) of the Company Disclosure Letter. Without limiting the immediately preceding sentence, during the Continuation Period, Guarantor shall provide, or shall cause its Subsidiaries to provide, each Continuing Employee with severance benefits on the terms and conditions and at the levels set forth in Section 6.7(a)(2) of the Company Disclosure Letter, determined (x) without taking into account any reduction in compensation paid to such Continuing Employee occurring at or after the Effective Time and (y) by taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Guarantor and its Subsidiaries.

(b)            Following the Closing Date, Guarantor shall, or shall cause one of its Subsidiaries to, adopt and maintain or otherwise have in place all employee benefit or compensation plans, programs and arrangements necessary or appropriate to provide compensation and benefits in accordance with this Section 6.7(b) on and after the Closing. Following the Closing Date, Guarantor shall, or shall cause one of its Subsidiaries to, cause any employee benefit plans sponsored or maintained by Guarantor or the Company or their Subsidiaries in which the Continuing Employees are eligible to participate following the Closing Date to recognize the service of each Continuing Employee with the Company or any of its current or former Subsidiaries and Affiliates, to the same extent and for the same purposes as recognized under any comparable Company Benefit Plan of the Company and its Affiliates, including their predecessor entities, for all purposes, including (i) eligibility for participation, (ii) vesting and benefit accrual, and (iii) determining level of benefits of the corresponding employee benefit offered by Guarantor or a Subsidiary of Guarantor to the Continuing Employees during the calendar year in which the Closing Date occurs; provided, however, that Guarantor and its Affiliates shall not be required to recognize such service (x) with respect to accruals under any defined benefit pension plan or any cash- or equity-based incentive compensation plans or programs (but excluding for purposes of any retirement treatment thereunder), or (y) to the extent such credit would result in duplication of benefits for the same period of service. Additionally, during the applicable plan year in which the Closing Date occurs, Guarantor shall, or cause one of its Subsidiaries to (A) waive any pre-existing condition limitations under all applicable group health care plans of Guarantor or a Subsidiary of Guarantor to the extent such condition was satisfied or waived under the comparable Company Benefit Plan and (B) use commercially reasonable efforts to credit all Continuing Employees and their eligible dependents for all amounts paid by such Continuing Employee under any similar or comparable Company Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Guarantor or a Subsidiary of Guarantor, as applicable, for the plan year in which the Effective Time occurs.

(c)            Guarantor shall, or shall cause its Subsidiaries to, honor all Company Benefit Plans, including all severance, change of control and similar plans and agreements (other than the Company Equity Plans and the Company ESPP) for Continuing Employees in accordance with their terms as in effect immediately prior to the Effective Time, but subject to the applicable amendment, modification or termination provisions thereunder. Guarantor agrees and acknowledges that the Effective Time shall constitute a “change in control” or “change of control” (or term of similar import) under each Company Benefit Plan made available to Guarantor pursuant to Section 4.12(a) hereof.

(d)            Notwithstanding anything in this Agreement to the contrary, with respect to any Continuing Employees who are covered by a Collective Bargaining Agreement, Guarantor’s obligation under this Section 6.7 shall be performed in a manner consistent with, and shall not require any action in contravention of, any obligations under the applicable Collective Bargaining Agreement or applicable Law.

(e)            Unless Guarantor notifies the Company otherwise in writing at least fifteen (15) Business Days prior to the Effective Time, the Company shall take all actions necessary and appropriate to (i) terminate any and all Company Benefit Plans intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plans”) effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”) in accordance with its terms and applicable Law, (ii) make all employee and employer contributions to all Company 401(k) Plans on behalf of Continuing Employees for all periods of service prior to the 401(k) Termination Date, including such contributions that would have been made on behalf of the Continuing Employees had the Transactions not occurred (regardless of any service or end-of-year employment requirements), and (iii) 100% vest all participants under any Company 401(k) Plans, such contributions and vesting to be effective no later than the 401(k) Termination Date. The Company shall provide Guarantor with evidence that such Company 401(k) Plan(s) have been terminated pursuant to resolution of the Company Board (or a committee thereof) at least two (2) Business Days prior to the day on which the Effective Time occurs; provided that, prior to terminating the Company’s 401(k) plan, the Company shall provide Guarantor with the form and substance of any applicable resolutions or amendments for review and comment and the Company shall consider in good faith any comments received from Guarantor within five (5) Business Days of the Company’s provision of such resolutions or amendments (and in any event no later than five (5) Business Days prior to the Closing Date). Following the termination of any Company 401(k) Plan pursuant to this Section 6.7(e), as soon as reasonably practicable following the Closing Date but in no event more than thirty (30) days following the Closing Date, Guarantor shall permit all Continuing Employees who were eligible to participate in any of the Company 401(k) Plan(s) immediately prior to the 401(k) Termination Date to participate in Guarantor’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) Plan(s), including any outstanding participant loans, to Guarantor’s 401(k) plan.

(f)            Guarantor shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide for and pay the cash retention bonus awards set forth in, and in accordance with the terms of, Section 6.7(f) of the Company Disclosure Letter.

(g)            Nothing in this Section 6.7 shall (i) be treated as the establishment of, an amendment of, or undertaking to establish or amend, any Company Benefit Plan or any other compensation benefit plan, program, policy, agreement or arrangement or (ii) prohibit the Company, Guarantor or any of their Affiliates from establishing, amending, modifying or terminating any Company Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement or from terminating or modifying the employment or engagement of any Company Employee, Continuing Employee or other service provider. The provisions of this Section 6.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.7, express or implied, shall confer upon any Company Employee or Continuing Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including third-party beneficiary rights or any right to or a guarantee of employment or continued employment (or any particular term or condition of employment) for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under any other compensation or employee benefit plan, program, policy, agreement or arrangement that such employee or beneficiary or other Person would not otherwise have under the terms of any such benefit plan without regard to this Agreement.

6.8           Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be joint and in a form agreed to by the Company and Parent, and the Company and Parent shall consult with each other before issuing any subsequent press release or making any other public announcement with respect to this Agreement and the Transactions and no party shall issue any such press release or make any such public announcement without the prior consent of, as applicable, the Company or Parent (which shall not be unreasonably withheld, delayed or conditioned); provided that (a) a party may, without the prior consent of any other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public announcement to the extent required by applicable Law or the applicable rules of any stock exchange or by any regulatory authority, (b) each of the Company and Parent may make press releases or public communications concerning this Agreement and the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by Parent or the Company in compliance with this Section 6.8 and (c) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.8; provided, further, the Company shall be permitted to issue press releases or make public announcements after a Change of Recommendation without being required to consult with any other party but after providing a copy of such press release or public announcement to Parent prior to issuance thereof.

6.9           Indemnification and Insurance.

(a)            From and after the Effective Time for a period of six (6) years, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Laws, as in effect as of the date hereof: (i) indemnify and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Effective Time will be, serving as a director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or any of its Subsidiaries of the Company or any of its Subsidiaries (collectively, the “Covered Persons”) in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim (without prejudice to Section 6.11), and (ii) promptly advance to such Covered Person any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the Covered Person of any Claim Expenses incurred by such Covered Person in connection with enforcing any rights with respect to such indemnification or advancement, in each case subject to the Covered Person to whom Claim Expenses are advanced providing, an undertaking in writing to repay such advances if it is finally judicially determined by a court of competent jurisdiction that such Covered Person is not entitled to indemnification. In the event of any such D&O Claim, the Covered Person shall cooperate with the Surviving Corporation in the defense of any such D&O Claim. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer or employee of the Company or any of its Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives for a period of six (6) years from the Effective Time.

(b)            For not less than six (6) years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date hereof in the Articles of Incorporation and the Bylaws, and Parent and Merger Sub agree that all rights to indemnification existing in favor of the current or former directors and officers of the Company as provided in the Articles of Incorporation or the Bylaws as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the expiration of the applicable statute of limitations. Notwithstanding anything herein to the contrary, if any D&O Claim (whether arising before, at or after the Effective Time) is made against such Persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.9(a) shall continue in effect until the final disposition of such D&O Claim. Following the Effective Time, the Company shall cause (and Parent shall cause the Company to cause) the Contracts in existence on the date of this Agreement set forth in Section 6.9(a) of the Company Disclosure Letter with any of the Covered Persons to continue in full force and effect in accordance with their terms. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director, officer or employee of the Company or any of its Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives for a period of six (6) years from the Effective Time.

(c)            At the Company’s expense, the Company may at its option, or if Parent requests, the Company shall, prior to the Effective Time, purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Effective Time; provided that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”). If the Company fails to obtain such tail policy prior to the Effective Time, Parent or the Surviving Corporation shall obtain such a tail policy; provided, however, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent shall cause the Surviving Corporation to cause any such policy (whether obtained by Parent, the Company or the Surviving Corporation) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Corporation to honor all its obligations thereunder.

(d)            In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.9.

(e)            Parent or the Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Covered Person in enforcing the indemnity and other obligations of Parent or the Surviving Corporation, as applicable, provided in this Section 6.9, subject to the Covered Person to whom such expenses are paid providing an undertaking in writing to repay such amounts if it is finally judicially determined by a court of competent jurisdiction that such Covered Person is not entitled to such amounts.

(f)            The obligations under this Section 6.9 shall not be terminated or modified in any manner that is adverse to any Covered Persons (and their respective successors and assigns), it being expressly agreed that each Covered Person (including their respective successors and assigns) shall be a third party beneficiary of this Section 6.9.

6.10          Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Common Stock from Nasdaq and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.11          Transaction Litigation. The Company shall provide Parent prompt notice of any Litigation brought by any shareholder of the Company or purported shareholder of the Company against the Company, any of its Subsidiaries or any of their respective directors or officers relating to the Transactions, and shall keep Parent informed on a prompt basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such Litigation and reasonably cooperate with Parent in conducting the defense or settlement of such Litigation, and no such settlement or any disclosure in connection therewith shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.11 and Section 6.2 or Section 6.6, the provisions of this Section 6.11 shall control.

6.12         Rule 16b-3. Prior to the Effective Time, the Company shall take all such reasonable steps as may be necessary to cause any dispositions of Company equity securities pursuant to the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

6.13         Takeover Law. Neither Parent nor the Company or any of its Subsidiaries shall take any action (including without limitation amending, revoking or otherwise modifying the Company Board resolutions in a way that would cause Parent, Merger Sub, this Agreement or the Transactions to become subject to the requirements of Section 780 of the MBCA) that would cause any Takeover Law to become applicable to this Agreement or the Transactions, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) this Agreement and the Transactions from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to this Agreement or the Transactions, each of Parent and the Company shall promptly take such reasonable actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and to otherwise act to eliminate or minimize the effects of any Takeover Law on this Agreement or any of the Transactions.

6.14         Payoff. The Company shall obtain and deliver to Parent (including drafts thereof at least three (3) Business Days prior to the Closing Date), a customary payoff letter, with respect to the Existing Credit Facility, which shall provide for the release of all guarantees and Liens related thereto (collectively, the “Payoff Deliverables”).

6.15          Financing.

(a)            Prior to the earlier of the Closing Date and the termination of this Agreement in accordance with Section 8.1, each of Parent, Guarantor and Merger Sub shall use, and shall cause their respective Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, reasonably proper or advisable to arrange and obtain the Debt Financing and Equity Financing on or prior to the Closing Date and as provided in this Agreement, including (i) negotiating definitive agreements with respect to the Debt Financing on the terms and conditions described in the Financing Letters and the Debt Fee Letters (or on such other terms acceptable to Guarantor, so long as such terms do not constitute a Prohibited Condition), (ii) maintaining in effect each of the Debt Financing Documents until the Transactions are consummated, (iii) satisfying, or causing to be satisfied on or prior to the Closing Date, all conditions to the closing of, and funding under, the Debt Financing Documents applicable to Parent, Guarantor, Merger Sub or any of their respective Affiliates that are within its control, (iv) in the event the conditions set forth in Section 7.1 and 7.2 are satisfied or waived, drawing upon and consummating the Debt Financing and Equity Financing at or prior to the Closing, and (v) enforcing its rights under the Debt Financing Documents. Guarantor shall (x) cause there to be sufficient availability under the Guarantor Credit Facility (after giving effect to the amendment thereto or refinancing thereof provided for in the Debt Commitment Letter) on the Closing Date to fund the amount of the Debt Financing required to be funded under the Guarantor Credit Facility (after giving effect to the amendment thereto or refinancing thereof provided for in the Debt Commitment Letter) on the Closing Date in order for the representation in Section 5.9(a) to be true on the Closing Date, and (y) refrain from borrowing or other utilization of the Guarantor Credit Facility or the incurrence of any other indebtedness, if the funding of the amount of the Debt Financing required to be funded on the Closing Date in order for the representation in Section 5.9(a) to be true on the Closing Date would cause Guarantor to exceed the maximum dollar amount allowed under the Senior Notes Indenture.

(b)            If Parent, Guarantor or any of their respective Affiliates becomes aware that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the Debt Commitment Letter, then, (i) Parent shall promptly so notify the Company in writing, and (ii) each of Parent, Guarantor and Merger Sub shall use, and shall cause their respective Affiliates to use, reasonable best efforts to arrange to obtain alternative debt financing from the same or alternative sources as promptly as practicable following the occurrence of such event on terms and conditions not less favorable in any material respect, in the aggregate, to Parent, Guarantor, Merger Sub and their respective Affiliates than those contained in the Debt Commitment Letter and in an amount, together with the aggregate proceeds of the Equity Financing and all other sources of cash available to Parent on the Closing Date, sufficient for Parent, Guarantor, Merger Sub and their respective Affiliates to pay the Financing Uses on the terms and conditions contemplated hereby (the “Alternative Financing”); provided, that in no event shall the terms of any Alternative Financing prevent, delay or materially impede or impair the ability of Parent, Guarantor, Merger Sub or any of their respective Affiliates to consummate the Transactions in accordance with the terms of this Agreement; provided, further, that, notwithstanding anything herein to the contrary, in no event shall reasonable best efforts be construed to require that Parent, Guarantor, Merger Sub or their respective Affiliates to (A) pay any fees or original issue discount in excess of those contemplated by the Debt Commitment Letter and/or the Debt Fee Letters, in each case, as in effect of the date hereof or (B) agree to pricing or other economic terms that are less favorable (taken as a whole) than those contemplated by the Debt Commitment Letter and/or the Debt Fee Letters, in each case, as in effect of the date hereof (in each case of clauses (A) and (B), assuming the full exercise of any “market flex” provisions in the Debt Fee Letters). Parent and Guarantor shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) as soon as reasonably practicable after execution thereof; provided that any provisions set forth in such new financing commitment relating to fees, pricing terms and pricing caps, “market flex” provisions and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such alternative financing to be funded on the Closing Date or impose a Prohibited Condition. In the event Alternative Financing is obtained, any reference in this Agreement to (x) the “Debt Financing” shall be deemed to include the Alternative Financing, (y) the “Debt Financing Documents” shall be deemed to include the Alternative Financing Documents and (z) “Debt Financing Sources” shall be deemed to include the financing sources providing the Alternative Financing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Documents and to the extent such portion is not replaced by the Alternative Financing to the extent required by the foregoing clause (ii), Parent shall promptly notify the Company.

(c)            Prior to the earlier of the Closing Date and the termination of this Agreement in accordance with Section 8.1, neither Parent, Guarantor, Merger Sub nor any of their respective Affiliates shall (i) agree to or permit any amendments or modifications to any Debt Financing Document without the prior written consent of the Company if such amendments or modifications would be a Prohibited Condition or (ii) so long as this Agreement remains in effect, terminate the Debt Commitment Letter. Without limiting the generality of the foregoing, neither Parent, Guarantor, Merger Sub nor any of their respective Affiliates shall release or consent to the termination of the obligations of the other parties to any Debt Financing Document.

(d)            Parent shall, prior to the earlier of the Closing and the termination of this Agreement in accordance with Section 8.1, (i) give the Company prompt written notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to any Debt Financing Document or any other definitive agreement with respect to the Debt Financing, (B) upon the receipt of any written notice or other written communication from any Debt Financing Source with respect to any threatened breach or threatened termination in writing by any Debt Financing Source with respect to the Debt Financing, and (C) if Parent at any time believes that Guarantor will not be able to obtain all or any portion of the Debt Financing or Equity Financing on the terms, in the manner, or from the sources contemplated by the Debt Financing Documents; and (ii) otherwise keep the Company informed on a reasonably current basis of the status of Parent’s, Guarantor’s, Merger Sub’s and their respective Affiliates’ efforts to arrange the Debt Financing or Alternative Financing (as applicable) and the Equity Financing, including regarding the appointment of additional arrangers for the Debt Financing.

6.16         Financing Cooperation.

(a)            Prior to the Closing, the Company shall use reasonable best efforts to provide, and shall cause each of its Subsidiaries and each of their respective officers, employees and Representatives to use reasonable best efforts to provide, to Parent, Guarantor and Merger Sub, at Guarantor’s sole cost and expense, all cooperation on a timely basis as may be reasonably requested by Parent or its Representatives in connection with obtaining the Debt Financing and the arrangement, syndication and consummation thereof, including (i) participating, and causing appropriate advisors of the Company and appropriate members of management of the Company and its Subsidiaries with appropriate seniority and expertise to participate, in a reasonable number of calls, meetings, presentations, due diligence sessions, road shows, and drafting sessions with Representatives of Guarantor, any Debt Financing Sources (or, in connection with syndication efforts for the Debt Financing, Persons who may become Debt Financing Sources), investors and rating agencies (as the case may be), at reasonable times and with reasonable advance notice, and in each case which may be virtual; (ii) assisting in the preparation of (A) materials for any rating agency presentations and (B) any syndication documents and materials, including lender and investor presentations, rating and bank books, information memoranda (confidential and public) (collectively, the “Syndication Documentation”), including by providing all documentation and information within the Company’s possession or control for due diligence purposes reasonably requested by Parent, Guarantor or their respective Representatives in connection with such Debt Financing; (iii) (A) cooperating with advisors, consultants and accountants of Parent, Guarantor and the Debt Financing Sources or potential sources of such Debt Financing (or their designees) with respect to the conduct of any audit, examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries and policies and procedures relating thereto (and providing all relevant information or documentation reasonably requested in connection therewith), including for the purpose of establishing collateral eligibility and values; (B) assisting Parent and Guarantor to establish or maintain cash management procedures and/or bank accounts in connection with any Debt Financing; and (C) cooperating with any back stop, “roll over” or termination of any existing letters of credit in connection with any Debt Financing Documents (it being understood and agreed that any prepayment and/or redemption are (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its Subsidiaries to complete such prepayment or redemption prior to the occurrence of the Closing); (iv) to the extent customary and not prohibited by applicable Law, assisting and facilitating the granting of guaranty, security interest or pledging of collateral related to such Debt Financing (and any perfection of such security interests or collateral pledges); provided, that any collateral to be pledged or security interest to be granted by Parent, Guarantor or Merger Sub in connection with such Debt Financing that in any manner involves the Company, any of its Subsidiaries or any of their respective assets shall not be effective prior to the Effective Time; (v) as promptly as reasonably practicable furnishing Parent, Guarantor and their respective Representatives promptly with all documentation and other information required in connection with such Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; (vi) as promptly as reasonably practicable furnishing Parent, Guarantor and their respective Representatives with the Financing Information; (vii) assisting in the preparation and facilitating the execution and delivery (in the case of execution and delivery, solely to the extent any such execution would only be effective on or after the Closing Date) of any definitive financing documentation required in connection with the Debt Financing and the schedules and exhibits thereto, in each case, required to be delivered under such definitive financing documentation, including credit agreements (or joinders thereto), pledge and security documents, mortgages, schedules, and other definitive financing documents and deliverables, including providing factual information in connection with any of the foregoing; (viii) providing customary authorization letters authorizing the distribution of information relating to the Company and its Subsidiaries to any Debt Financing Source and containing a customary representation to the Debt Financing Sources as to the presence or absence of material non-public information relating to the Company and its Subsidiaries; (ix) authorizing Wells Fargo Capital Finance, LLC, as administrative and collateral agent under its Existing Credit Facility, to share with the Debt Financing Sources the field exams, appraisals and other information relating to the Company’s assets and operations delivered from time to time pursuant to the Existing Credit Facility and coordinating the actual delivery of such field exams, appraisals and other information to the Debt Financing Sources; (x) assisting Guarantor in procuring public ratings (but no specific ratings) for the component of the Debt Financing consisting of a term loan facility from each of Standard & Poor’s Financial Services LLC (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), and a public corporate credit rating (but no specific rating) and a public corporate family rating (but no specific rating) in respect of the borrower under such Debt Financing and after giving effect to the Transactions from each of S&P and Moody’s, respectively and (xi) ensuring that any syndication efforts for the Debt Financing benefit materially from the Company’s and its Subsidiaries’ existing lending and investment banking relationships.

(b)            Nothing in this Section 6.16 will require the Company or its Subsidiaries to (i) waive or amend any terms of this Agreement, pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the Closing Date, for which it has not received prior reimbursement or is not otherwise indemnified or entitled to reimbursement by or on behalf of Guarantor; (ii) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company in any material respect; (iii) execute any Contract, adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing (other than customary authorization and representation letters contemplated in connection with any Syndication Documentation) (and, in each case, only by their respective directors, officers, managers or other Persons holding similar positions at the Company or any of its Subsidiaries who are expected to continue to hold such positions following the Closing); (iv) take any action that would result in any employee, officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing; (v) provide any legal opinion on or prior to the Closing that is not contingent upon the Closing or that must be effective prior to the Effective Time (other than customary representation letters, financial officer certificates and bank authorization letters); (vi) take any action that would conflict with or violate its Organizational Documents or any applicable Law in any material respect or would result in a material violation or breach of, or default under, any material Contract to which the Company or any of its Subsidiaries is a party; or (vii) disclose or provide any information the disclosure to the extent it could result in (x) a loss or waiver of any privilege or (y) in the disclosure of any Trade Secrets not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation; provided, however, that the Company, the Company’s Subsidiaries and their respective Representatives shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, the Company or such Subsidiary shall, to the extent permitted by such confidentiality obligations, notify Guarantor if any such information that Guarantor has specifically identified and requested is being withheld as a result of any such obligation of confidentiality.

(c)            Promptly upon request (but in any event within 30 days thereafter) by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 6.16; provided that the Company (and not Parent) shall be responsible for any amounts that would otherwise have been incurred in the absence of the transactions contemplated by this Agreement.

(d)            The Company will be indemnified and held harmless by Parent and Guarantor from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, in each case, other than as a result of (i) information relating to the Company and its Subsidiaries provided by or on behalf of the Company and its Subsidiaries in connection with the Debt Financing that is determined to be materially false or misleading or omit to state any material fact necessary to make the required information not materially false or misleading or (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person.

(e)            The Company hereby grants to Guarantor a non-exclusive, non-sublicensable, non-transferable, royalty free, limited license to use the Marks included in the Company Intellectual Property prior to the Closing Date solely in connection with the Debt Financing; provided, that such Marks are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries or their reputation. All uses of such Marks by Guarantor shall be in connection with business operations, products, services and materials of quality equivalent to or higher than those in connection with which the Marks were used prior to the date hereof, and Guarantor shall use the Marks in a manner consistent with the Company’s standards, quality, style and image, including in connection with the Company’s guidelines as may be provided from time to time in writing to Guarantor.

(f)            Notwithstanding anything in this Agreement to the contrary, each of Parent, Guarantor and Merger Sub acknowledges and agrees that obtaining the Debt Financing is not a condition to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement.

6.17         Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time, effective upon the Effective Time.

6.18         Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the MBCA.

6.19         Company Warrants. If any Company Warrants are then outstanding, at least ten (10) Business Days prior to the Closing Date, the Company shall (a) deliver to the Warrantholder written notice of the qualifying Business Combination as contemplated by Section 14 of the Warrant and (b) if the Warrantholder (i) does not provide notice to the Company that it is electing a Cash Exercise or a Cashless Exercise as prescribed in the penultimate sentence of Section 14 of the Warrant or (ii) elects a Cash Exercise but does not pay the applicable Exercise Price for the Warrant Shares thereby purchased to the Company upon the consummation of such qualifying Business Combination then, in either such case, the Company shall effect the exercise of such Company Warrants through a Cashless Exercise. Capitalized terms used in this Section 6.19 and not defined herein shall have the meanings set forth in the Warrant.

6.20         Real Property Matters.

(a)            Notices of Lease-Related Documents. The Company shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to provide Parent copies of (i) any amendments, modifications and/or supplements to any Material Lease, (ii) written notice of any option notices or renewals to be exercised or delivered in connection with any Material Lease and (iii) any written notices of default issued or received by Company or any Affiliate in respect of any Material Lease.

(b)            Cooperation.

(i)            Further and subject to Section 6.1, upon Parent’s request, the Company and its respective Affiliates shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to cooperate as reasonably requested by Parent with Parent’s efforts, at Parent’s sole cost and expense, in obtaining the following with respect to each Real Property (collectively, the “Third Party Reports” and each, a “Third Party Report”): (A) ALTA surveys (B) fee title insurance policies, including the delivery by the Company and its Affiliates, as applicable, of owner’s affidavits substantially in the form set forth in Section 6.20(b)(i) of the Company Disclosure Letter and non-imputation affidavits substantially in the form set forth in Section 6.20(b)(i) of the Company Disclosure Letter, in each case, which would not be effective except upon the Closing and shall be non-recourse to any Non-Party Affiliate, (C) zoning reports, (D) Phase I and, subject to the Company’s prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed (it being agreed and understood that it shall not be deemed unreasonable for the Company to deny any request for Phase II environmental reports that were not recommended in the 2023 Phase I environmental reports provided to Parent by the Company), Phase II environmental reports, (E) property condition reports for all improvements located at the Real Property, (F) FIREEA appraisals, (G) useful life studies and (H) such other information or Third Party Reports as are specified by Parent and/or any counterparty for Real Property Backed Financing acting commercially reasonably; provided that, for the avoidance of doubt, Parent shall bear the expenses of the vendors contracted by Parent to prepare such Third Party Reports. Any access to be provided for any Third Party Report shall be upon reasonable prior notice and during normal business hours and only as is reasonably required and to the extent that it does not unreasonably disrupt normal business operations to permit such access. Parent agrees to promptly repair any damage or alteration to the Owned Real Property which results from Parent conducting the aforementioned activities to a condition reasonably equivalent to the condition it was in immediately prior to such activities. Parent shall promptly provide the Company with a copy of title commitments, surveys, and zoning reports generated in connection with Parent’s inspection of the Owned Real Property (“Shared Third Party Reports”). The Company does not assume any risk, liability, responsibility, or duty of care as to Parent or its employees, agents, surveyors, or contractors, and Parent acknowledges and agrees that Parent and its employees, agents, surveyors, and contractors enter the Owned Real Property and conduct any due diligence thereon at their own risk. Parent’s obligations regarding restoration shall survive the Closing or any earlier termination of this Agreement.

(ii)            Upon Parent’s request, the Company and its respective Affiliates shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to promptly (A) send out lease estoppels (the cover letter and form estoppel being provided by Parent) to the counterparty to Lease or Lessor Lease, (B) forward to Parent any correspondence received in connection with such request and (C) with respect to any Material Lease send responses to the counterparty as reasonably requested and prepared by Parent to secure an executed estoppel.

(iii)            Nothing in this Section 6.20 will require the Company or its Subsidiaries to (A) waive or amend any terms of this Agreement, pay any fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the Closing Date, for which it has not received prior reimbursement or is not otherwise indemnified or entitled to reimbursement by or on behalf of Parent; (B) execute any Contract, adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing; (C) take any action that would result in any employee, officer or director of (1) the Company or (2) any of its Subsidiaries incurring any personal liability with respect to any matters relating to Third Party Reports or Real Property Backed Financing; (D) provide any legal opinion on or prior to the Closing that is not contingent upon the Closing or that must be effective prior to the Effective Time (other than customary representation letters, financial officer certificates and bank authorization letters); (E) take any action that would conflict with or violate its Organizational Documents or any applicable Law in any material respect or would result in a material violation or breach of, or default under, any material Contract to which the Company or any of its Subsidiaries is a party; or (F) disclose or provide any information the disclosure to the extent it could result in (x) a loss or waiver of any privilege or (y) in the disclosure of any Trade Secrets not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation; provided, however, that the Company, the Company’s Subsidiaries and their respective Representatives shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, the Company or such Subsidiary shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent has specifically identified and requested is being withheld as a result of any such obligation of confidentiality.

(iv)            Promptly upon request (but in any event within 30 days thereafter) by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 6.20; provided that the Company (and not Parent) shall be responsible for any amounts that would otherwise have been incurred in the absence of the transactions contemplated by this Agreement and no amounts in excess of $100,000 in the aggregate shall be payable without prior written approval from Parent, not to be unreasonably withheld, conditioned or delayed.

(v)            The Company will be indemnified and held harmless by Parent from and against any and all out-of-pocket liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in respect of any amounts to be paid to or in respect of any claims by or against or for any damages caused by (but excluding, for the avoidance of doubt, any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, penalties and amounts payable in settlement, in each case resulting from any facts, events, conditions, circumstances or other findings set forth in any Third Party Reports and not caused by such vendors) the vendors conducting or providing the Third Party Reports in connection with the Company’s cooperation in obtaining the Third Party Reports or Real Property Backed Financing pursuant to this Agreement (including access provided to any Real Property for any Third Party Report pursuant to the terms hereof) or the provision of information utilized in connection therewith, in each case, other than as a result of (i) information relating to the Company and its Subsidiaries provided by or on behalf of the Company and its Subsidiaries in connection with the Third Party Reports or Real Property Backed Financing that is determined to be materially false or misleading or (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of the Company, its Subsidiaries or any of their respective Representatives.

(vi)            Between the Effective Time and the Closing Date, the Company and its Subsidiaries shall make reasonably available their real property lead personnel for a conference call approximately every other week to be held at a recurring mutually agreeable time to be held during normal business hours wherein the parties shall discuss the status of and work collaboratively towards producing all Third Party Reports, Lease Consents, and other matters for which Company and its Subsidiaries have cooperation obligations hereunder.

(vii)            Prior to the Closing, the Company or its respective Subsidiaries shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to deliver any notice to or obtain any consent, authorization or waiver that may be required under any Material Lease from the respective landlord, or Lessor Lease from the respective tenant, thereunder in connection with the Transactions (collectively, the “Lease Consents”). Notwithstanding the foregoing, the Company shall only be obligated to obtain Lease Consents for Material Leases upon request by Parent and to the extent that Parent provides a form of notice requesting such Lease Consent including any information in the possession of Parent as may be required for the transferee in the applicable Material Lease in connection with the applicable Lease Consent (and, for the avoidance of doubt, the Company or its respective Subsidiaries will provide information in the possession of the Company or its respective Subsidiaries as may be required in the applicable Material Lease in connection with the applicable Lease Consent). Parent and Merger Sub shall, and shall cause their respective Affiliates to, cooperate with the Company or its applicable Subsidiary to the extent necessary in connection with obtaining such Lease Consent. In connection with the Lease Consents, the Company or its Subsidiaries shall not be required to (A) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value that Parent does not agree to reimburse, (B) amend, supplement or otherwise modify any such Material Lease or Lessor Lease or (C) agree or commit to do any of the foregoing, in each case, for the purposes of obtaining any Lease Consents. For the avoidance of doubt each of Parent, Guarantor and Merger Sub acknowledges and agrees that obtaining the Lease Consents is not a condition to the obligation of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement.

(viii)            The Company or its respective Affiliate shall notify Parent promptly after knowledge of (A) any casualty affecting the Real Property having an estimated cost to restore greater than $1,250,000 individually, not in the aggregate, for a single Real Property and that is not insured or covered by insurance; and (B) any pending or threatened in writing condemnation of the Real Property and that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(ix)            Prior to the Closing, on a rolling basis, the Company or its respective Subsidiaries shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to provide Parent an updated list of the assessor’s parcel number of each parcel of Owned Real Property and may update Section 4.19(b) of the Company Disclosure Letter with such parcel numbers.

(x)            In the event that Parent notifies the Company of any Mandatory Cure Items: (A) within sixty (60) days after the date hereof for those Mandatory Cure Items existing as of the date hereof, (B) after the date hereof for those Mandatory Cure Items first existing after the date hereof that are not a result of the acts of Parent or its Representatives, and (C) as to all items pertaining to an assessor’s parcel number that was not contained in Section 4.19(b) of the Company Disclosure Letter on the date hereof (and are not a result of the acts of Parent or its Representatives), then the Company shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to pay or discharge and, if applicable, cause to be removed from the record any such Mandatory Cure Items with respect to the Real Property on or prior to the Closing, and in any event shall not interfere with Parent’s efforts to remove Mandatory Cure Items or any other adverse items from the record. Without limitation of the foregoing, the Company agrees to make a written request within thirty (30) days after the date hereof to the Existing Credit Facility lender to provide draft forms of releases of Mandatory Cure Items in connection with the Existing Credit Facility with a requested delivery date at least two (2) weeks prior to Closing.

(xi)            The Company shall use commercially reasonable efforts (taking into account the resources available to the Company and other obligations of the Company arising under this Agreement) to cooperate with Parent to provide information reasonably requested by Parent about work costing in excess of $250,000 in the aggregate to the Owned Real Property or the Leased Real Property of a capital nature that has been completed or undertaken within the two (2) years prior to the date of this Agreement or that occurs after the date of this Agreement. For any such information regarding work that occurs after the date of this Agreement, the Company shall deliver the information to Parent after the work is approved by the Company’s committee handling such approvals on a monthly basis.

(c)            Notwithstanding anything to the contrary in this Agreement, any breach by Company or its Affiliates of any of the covenants required to be performed by them under this Section 6.20 shall not be considered in determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 7.2(b), or in determining the entitlement of any party to terminate this Agreement, including any entitlement to termination arising from Section 8.1, in each case except to the extent of any Willful Breach by the Company or any of its Affiliates.

6.21         Letters of Credit. The Company shall use commercially reasonable efforts to cooperate with Parent, with respect to the cash collateralization, termination, provision of backstop letters of credit or such other arrangements satisfactory to the issuer(s) of any existing letters of credit in connection with the Existing Credit Facility, provided that the effectiveness thereof is conditioned on the consummation of the Transactions. In connection therewith, the Company and its Subsidiaries shall not be required to pay or incur any out-of-pocket costs with respect to entering into such arrangements (and excluding, for the avoidance of doubt, costs and expenses of counsel or other advisors to the Company and its Subsidiaries incurred in connection with such arrangements) that Parent does not agree to reimburse.

Article VII

CONDITIONS PRECEDENT TO THE MERGER

7.1           Conditions to Each Party’s Obligations. The obligations of the Company, Parent and Merger Sub to complete the Closing and effect the Merger under Article III of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Effective Time:

(a)            No Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any Order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or prohibiting the consummation of the Merger.

(b)            Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c)            Antitrust. Any applicable waiting period under the HSR Act shall have expired or been terminated and all requisite consents pursuant thereto shall have been obtained.

7.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to complete the Closing and effect the Merger under Article III of this Agreement are further subject to the satisfaction (or waiver in writing by Parent and Merger Sub) of the following conditions precedent on or before the Effective Time:

(a)            (i) The representations and warranties of the Company set forth in Sections 4.1(c)(i)-(iii), shall be true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii)  the representations and warranties of the Company set forth in Sections 4.1(a), Section 4.2 and Section 4.20 shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) in all material respects; (iii) the representations and warranties of the Company set forth in the second sentence of Section 4.18 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date; and (iv) other than the representations and warranties listed in the immediately preceding clauses (i), (ii) and (iii), each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b)            The Company shall have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Closing.

(c)            Parent and Merger Sub shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (a) and (b) of this Section 7.2 have been duly satisfied.

7.3           Conditions to Obligations of the Company. The obligation of Company to complete the Closing and effect the Merger are further subject to the satisfaction (or waiver in writing by the Company) of the following conditions precedent on or before the Effective Time:

(a)            The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

(b)            Parent, Guarantor and Merger Sub shall have duly performed and complied with, in all material respects, the respective covenants, obligations and agreements contained in this Agreement to be performed and complied with by Parent, Guarantor and Merger Sub at or prior to the Closing.

(c)            The Company shall have received a certificate executed on behalf of Parent by an officer of Parent confirming that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been duly satisfied.

Article VIII

TERMINATION

8.1           Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a)            With the mutual written consent of each of the Company and Parent at any time prior to the Effective Time;

(b)            By written notice of either the Company or Parent, if the Closing shall not have occurred on or before 11:59 p.m. Eastern Time on June 22, 2026 (such date, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that shall have been the primary cause of the failure of the Closing to occur on or before the Termination Date; provided further, that if as of the Termination Date, all of the conditions precedent to Closing other than the condition set forth in Section 7.1(a) (but only to the extent the applicable legal restraint relates to Competition Laws) or Section 7.1(c) (and other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date) shall have been satisfied, then the Termination Date may be extended by Parent (in Parent’s sole discretion) to 11:59 p.m. Eastern Time on September 22, 2026 by written notice to the Company, in which case the Termination Date shall be deemed for all purposes to be 11:59 p.m. Eastern Time on September 22, 2026 (the “Extension Date”);

(c)            By written notice of either the Company or Parent, if (i) any permanent injunction or other judgment or Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions and has become final and non-appealable; or (ii) any Law will have been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions (each of the foregoing subclauses (i) and (ii), a “Legal Restraint”), except that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any party that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the issuance of such Order;

(d)            By written notice of the Company:

(i)            prior to the Closing, if Parent, Guarantor or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, to the failure of a condition set forth in Sections 7.1 or 7.3 to be satisfied and (B) is incapable of being cured or, if curable, has not been cured, by Parent, Guarantor or Merger Sub prior to the earlier of the (x) the second to last Business Day immediately preceding the Termination Date and (y) twentieth (20th) Business Day after its receipt of written notice thereof from the Company; provided that the Company shall not have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Sections 7.1 or 7.2 not to be satisfied;

(ii)            prior to obtaining the Company Shareholder Approval, in accordance with Section 6.4(d) in order to enter into a Company Acquisition Agreement to effect a Company Superior Proposal (with such Company Acquisition Agreement being entered into substantially concurrently with the termination of this Agreement); provided that concurrently with such termination, the Company pays the Company Termination Fee pursuant to Section 8.3(b);

(iii)            if (A) all of the conditions provided for in Sections 7.1 and 7.2 have been satisfied or waived (other than those conditions that by their nature are to be, and can be, satisfied by actions taken at the Closing), (B) Parent fails to consummate the Merger on the date on which the Closing should have occurred pursuant to Section 2.2 and, thereafter, (C) the Company has irrevocably confirmed to Parent by written notice that (x) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their nature are to be, but will be at such time, satisfied by actions taken at the Closing) or will be waived by the Company and (y) it is prepared to consummate the Closing on the date of such notice and throughout the immediately subsequent three (3)-Business Day period and (D) Parent has failed to consummate the Closing within three (3) Business Days following the receipt of such written notice.

(e)            By written notice of Parent:

(i)            prior to the Closing, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 7.1 or 7.2 to be satisfied, and (B) is incapable of being cured or, if curable, has not been cured, by the Company prior to the earlier of the (x) the second to last Business Day immediately preceding the Termination Date and (y) twentieth (20th) Business Day after its receipt of written notice thereof from Parent; provided that none of Parent, Guarantor or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement so as to cause the closing conditions in Sections 7.1 or 7.3 not to be satisfied;

(ii)            prior to obtaining the Company Shareholder Approval, if a Change of Recommendation shall have occurred; or

(f)            By written notice of either the Company or Parent, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor (including any adjournments or postponements thereof permitted by this Agreement), in each case, at which a vote on the approval of this Agreement was taken.

8.2           Expenses; Transfer Taxes.

(a)            Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions.

(b)            Except as otherwise provided in Section 3.3(b), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of shares of Common Stock pursuant to the Transactions shall be borne by Parent, the Company, Merger Sub or the Surviving Corporation and expressly shall not be a liability of holders of Common Stock.

8.3           Effect of Termination.

(a)            In the event of termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any liability or further obligation on the part of Parent, Merger Sub, the Company or any of their respective Subsidiaries, except as provided in Section 6.1(c), Section 6.8, Section 8.2, this Section 8.3, Article IX and Article X, which will survive any termination hereof, and provided that, notwithstanding anything to the contrary herein but subject to Section 8.3(j), none of Parent, Guarantor or Merger Sub or the Company shall be relieved or released from any liabilities or damages (which the parties agree, subject to Section 9.6, shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent, Guarantor and Merger Sub, shall be based upon the loss of the benefit of the bargain by the Company and its shareholders (including any lost premium)) arising from such party’s Fraud or Willful Breach.

(b)            In the event that:

(i)            this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(ii) or (y) by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay the Company Termination Fee to Parent (or its designee), concurrently with or prior to the time of termination and as a condition to such termination in the case of termination by the Company, or as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination by Parent, in each case, payable by wire transfer of immediately available funds to an account designated by Parent; or

(ii)            (A) this Agreement is terminated by (x) either Parent or the Company pursuant to Section 8.1(b) or Section 8.1(f) (provided that at the time of termination the Company shall not have been entitled to terminate this Agreement pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii)), or (y) by Parent pursuant to Section 8.1(e)(i); (B) a Company Takeover Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of this Agreement (or, if earlier, prior to the termination of this Agreement); and (C) at any time on or prior to the twelve (12)-month anniversary of such termination, the Company or any of its Subsidiaries completes or enters into a definitive agreement with respect to, and thereafter completes, a Company Takeover Proposal, then, in any such event, the Company shall pay to Parent (or its designee) the Company Termination Fee, such payment to be made promptly, and in any event within two (2) Business Days from the completion of the Company Takeover Proposal in clause (C) payable by wire transfer of immediately available funds to an account designated by Parent; provided that, for purposes of this Section 8.3(b)(ii), all references in the definition of Company Takeover Proposal to twenty percent (20%) shall be deemed references to eighty percent (80%) and references to eighty percent (80%) shall be deemed references to twenty percent (20%).

(c)            The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d)            In the event that (i) this Agreement is validly terminated by Parent or the Company pursuant to (A) Section 8.1(b) or (B) Section 8.1(c) due to a Legal Restraint arising in connection with the HSR Act and, in each case of the foregoing (A) and (B), at the time of such termination, any of the conditions set forth in Section 7.1(a) (solely as it relates to the HSR Act) or Section 7.1(c) has not been satisfied or waived, (ii) at the time of termination, Parent shall not have been entitled to terminate this Agreement pursuant to Section 8.1(e), and (iii) all other conditions to the Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, which conditions are reasonably capable at the time of termination of being satisfied if the Closing were to occur at such time) or waived, then Parent shall deliver a notice to the Company that the Antitrust Termination Fee is due and payable by Parent to the Company in accordance with the provisions of this Section 8.3(d) (the “Antitrust Termination Fee Notice”). Within five (5) Business Days of receipt by the Company of the Antitrust Termination Fee Notice, the Company shall deliver to Parent a written notice informing Parent whether or not the Company elects to accept the Antitrust Termination Fee (the “Company Antitrust Fee Notice”). If the Company does not deliver to Parent the Company Antitrust Fee Notice by the date that is five (5) Business Days after the Company receives the Antitrust Termination Fee Notice, the Company shall be deemed to have accepted the Antitrust Termination Fee. If the Company accepts (or is deemed to accept pursuant hereto) the Antitrust Termination Fee, then Parent shall pay to the Company the Antitrust Termination Fee as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such acceptance (or deemed acceptance pursuant hereto)), in each case, payable by wire transfer of immediately available funds to an account specified by the Company. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Antitrust Termination Fee on more than one occasion and in no event shall Parent be required to pay the Antitrust Termination Fee if the Financing Termination Fee has been paid.

(e)            In the event of termination by the Company pursuant to Section 8.1(d)(iii), Parent shall deliver a notice to the Company that the Financing Termination Fee is due and payable by Parent to the Company in accordance with the provisions of this Section 8.3(e) (the “Financing Termination Fee Notice”). Within five (5) Business Days of receipt by the Company of the Financing Termination Fee Notice, the Company shall deliver to Parent a written notice informing Parent whether or not the Company elects to accept the Financing Termination Fee (the “Company Financing Fee Notice”). If the Company does not deliver to Parent the Company Financing Fee Notice by the date that is five (5) Business Days after the Company receives the Financing Termination Fee Notice, the Company shall be deemed to have accepted the Financing Termination Fee. If the Company accepts (or is deemed to accept pursuant hereto) the Financing Termination Fee, then Parent shall pay to the Company the Financing Termination Fee as promptly as reasonably practicable (and, in any event, within two (2) Business Days following such acceptance (or deemed acceptance pursuant hereto)), in each case, payable by wire transfer of immediately available funds to an account specified by the Company. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Financing Termination Fee on more than one occasion and in no event shall Parent be required to pay the Financing Termination Fee if the Antitrust Termination Fee has been paid.

(f)            Each of the parties hereto acknowledges that neither the Company Termination Fee nor, in the event that the Company accepts (or is deemed to have accepted pursuant to Section 8.3(d) or Section 8.3(e), respectively) the Antitrust Termination Fee or the Financing Termination Fee, as applicable, is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee, the Antitrust Termination Fee or the Financing Termination Fee, as applicable, is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(g)            Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if a party hereto fails to promptly pay any amount due pursuant to this Section 8.3, and the other party commences a suit that results in a final and non-appealable judgment against the failing party for the amounts set forth in this Section 8.3 or a portion thereof, the failing party shall pay to the other party all fees, costs and expenses of enforcement (including reasonable and documented attorney’s fees as well as expenses incurred in connection with any such action), together with interest on such amount or such portion thereof at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made (together, the “Termination Expenses and Interest”).

(h)            Except as set forth in Section 8.3(g) and Section 8.2, and except for all expenses incurred by any party in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) (which shall be borne by the Company), upon the payment by the Company of the Company Termination Fee as and when required by Section 8.3(b), other than, subject to Section 8.3(j), in the case of Fraud or Willful Breach, none of the Company, its Subsidiaries or any of their respective Non-Party Affiliates (collectively, the “Company Related Parties”) shall have any further liability with respect to this Agreement or the Transactions to Parent, Merger Sub, Guarantor or their respective Subsidiaries or Non-Party Affiliates (collectively, the “Parent Related Parties”). Payment of the Company Termination Fee pursuant to Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any of the Parent Related Parties or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. Except as set forth in Section 8.3(g), other than, subject to Section 8.3(j), in the case of Fraud or Willful Breach, in circumstances where the Company Termination Fee is payable pursuant to Section 8.3(b) and is paid by the Company in accordance with Section 8.3(b), Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 8.3(b) and, if applicable, the Termination Expenses and Interest, shall be the sole and exclusive monetary remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered as a result of the failure of the Transactions be consummated or for a breach of, or failure to perform under, this Agreement or any certificate delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of the Company Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract in tort or otherwise. For the avoidance of doubt, nothing in this Section 8.3(h) shall limit any remedies of Parent prior to such termination, including specific enforcement pursuant to Section 9.6.

(i)            Except as set forth in Section 6.6(f), Section 8.3(g) and Section 8.2, upon the payment by Parent of the Antitrust Termination Fee or the Financing Termination Fee as and when required pursuant to and in accordance with Section 8.3(d) or Section 8.3(e), as applicable, other than, subject to Section 8.3(j), in the case of Fraud or Willful Breach, none of the Parent Related Parties shall have any further liability with respect to this Agreement or the Transactions to any of the Company Related Parties. Payment of the Antitrust Termination Fee or the Financing Termination Fee pursuant to and in accordance with Section 8.3(d) or Section 8.3(e), as applicable, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by any of the Company Related Parties or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. Except as set forth in Section 8.3(g), other than, subject to Section 8.3(j), in the case of Fraud or Willful Breach, in circumstances where the Antitrust Termination Fee or the Financing Termination Fee, as applicable, is payable pursuant to Section 8.3(d) or Section 8.3(e) and is paid by Parent pursuant to and in accordance with Section 8.3(d) or Section 8.3(e), as applicable, the Company’s right to receive payment from Parent of the Antitrust Termination Fee or the Financing Termination Fee pursuant to and in accordance with Section 8.3(d) or Section 8.3(e), as applicable, and, if applicable, the Termination Expenses and Interest, shall be the sole and exclusive monetary remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered as a result of the failure of the Transactions be consummated or for a breach of, or failure to perform under, this Agreement or any certificate delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of the Antitrust Termination Fee or the Financing Termination Fee, as applicable, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract in tort or otherwise. For the avoidance of doubt, nothing in this Section 8.3(i) shall limit any remedies of the Company prior to such termination, including specific enforcement pursuant to Section 9.6.

(j)            Notwithstanding anything to the contrary in this Agreement, (A) if Parent accepts payment of the Company Termination Fee as and when required to be paid by the Company pursuant to Section 8.3(b), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract in tort or otherwise, including any monetary damages payable for breaches (including Willful Breaches) under this Agreement or otherwise, and (B) if the Company accepts (or is deemed to accept) payment of the Antitrust Termination Fee or the Financing Termination Fee, as applicable, in accordance with (and such fee is paid to the Company pursuant to) Section 8.3(d) or Section 8.3(e), as applicable, none of Parent or any of the Parent Related Parties, including the Guarantor pursuant to the Guaranty, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, whether in equity or at law, in contract in tort or otherwise, including any monetary damages payable for breaches (including Willful Breaches) under this Agreement or otherwise.

Article IX

MISCELLANEOUS

9.1           Nonsurvival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2           Amendment; Waiver. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub. After the Effective Time, this Agreement may not be amended. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. To the extent any amendment or waiver of Section 9.12 and Section 9.13 is sought that is materially adverse to the rights of any the Non-Party Affiliate, the prior written consent of such materially adversely affected Non-Party Affiliate shall be required before such amendment or waiver is rendered effective.

9.3           Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by email or facsimile by 9:00 p.m. Eastern time on a Business Day or, otherwise, on the next succeeding Business Day, (iii) on the next Business Day if sent by an overnight delivery service marked for overnight delivery (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)            If to the Company, addressed as follows:

SpartanNash Company
P.O. Box 8700
Grand Rapids, Michigan 49518

Attention: Ileana McAlary, EVP, Chief Legal Officer and Secretary
Email: Ileana.mcalary@spartannash.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Attention:      Kimberly R. Spoerri

Paul J. Shim

Email:              kspoerri@cgsh.com

pshim@cgsh.com

If to Parent, Merger Sub or Guarantor, or after the Closing, the Surviving Corporation, addressed as follows:

7 Corporate Drive
Keene, NH 03431
Attention: Bill Boyd, Chief Legal Officer
Email: bboyd@cswg.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

Attention:	George Sampas

Evan D’Amico

Email:	gsampas@gibsondunn.com

edamico@gibsondunn.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4           Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by .pdf and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.5           Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter and the Parent Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Except as otherwise indicated, underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The phrase “ordinary course of business” when used in this Agreement shall be deemed to be followed by the words “consistent with past practice”. References to documents or information “made available” or “provided” to Parent or similar terms shall mean documents or information (x) uploaded at least one hour prior to the entry into and execution of this Agreement in the “Project Desilu” dataroom hosted on Datasite, (y) provided via email or fileshare site by Representative of the Company to Representatives of Parent at least one hour prior to the entry into and execution of this Agreement or (z) made available in the EDGAR database of the SEC. the words “hereof”, “herein”, “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement unless the context otherwise requires. “Extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”. “Any” shall mean “any and all”. “or” is used in the inclusive sense of “and/or”. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. Any reference to any Contract or other document means such Contract or document as from time to time amended, modified or supplemented (if permitted under this Agreement) and includes all exhibits, schedules or other attachments thereto. References to any Law means such Law as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder. All references to dollars or to “$” shall be references to United States dollars.

9.6           Specific Performance.

(a)            The parties hereto agree that irreparable damage for which monetary relief (including any fees, expenses or interest payable pursuant to Section 8.3), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including, subject to Section 9.6(b), if the parties hereto fail to take any action required of them hereunder to consummate the Merger and effect the Closing. Subject to Section 9.6(b), the parties acknowledge and agree that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, in law or equity, including monetary damages, (ii) the provisions set forth in Section 8.3 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law, other than an assertion that the exercise of specific performance was not effected in accordance with provisions of this Section 9.6. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.6 shall not be required to provide any bond or other security in connection with any such order or injunction breaches of this Agreement, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or other security. It is accordingly agreed that, as to any Litigation in which a party seeks specific performance or other equitable relief pursuant to this Section 9.6, the parties shall use their best efforts to seek and obtain an expedited schedule for such Litigation and shall not oppose any party’s request for expedited proceedings.

(b)            Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company (and no other Person) shall be entitled to specific performance to cause Parent to obtain the Equity Financing on the terms and subject to the conditions set forth in the Equity Funding Letter and to consummate the Closing and such right of the Company (but not the right of the Company to seek injunctions, specific performance or other equitable remedies against any other party hereto for any other reason pursuant to this Agreement) shall be subject to the requirements that: (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) at the time Closing is required to be consummated pursuant to Section 2.2; (ii) the Debt Financing has been funded or will be funded at the Closing on the terms set forth in the Debt Commitment Letter if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in a written notice to Parent that all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or have been waived in writing by Parent (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Company stands ready, willing and able to consummate the Closing pursuant to the terms of this Agreement; and (iv) Parent and Merger Sub fail to complete the Closing within two (2) Business Days after the later of (1) the date on which Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2 and (2) the date of the delivery by the Company of such notice pursuant to the preceding clause (iii). In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation or the Company’s ability, as a third-party beneficiary, to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). Notwithstanding the foregoing or anything to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (x) specific performance or other equitable relief, subject in all respects to this Section 9.6, and (y) payment of the Antitrust Termination Fee or the Financing Termination Fee, as applicable, if, as and when required pursuant to this Agreement and subject to Section 8.3, in no event shall the Company or any of its Affiliates be entitled to receive both payment of all or any portion of the Antitrust Termination Fee or the Financing Termination Fee, as applicable, and a grant of specific performance of this Agreement.

9.7           Governing Law; Jurisdiction.

(a)            This Agreement and all claims, controversies, disputes or proceedings in connection with the Transactions shall be governed by, and construed in accordance with, the laws of the state of Michigan applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)            All Litigation arising out of or relating to this Agreement shall be heard and determined in any state or federal court within the State of Michigan and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Litigation and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Litigation. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 9.3; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. The parties hereto agree that a final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

9.8           WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9           Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10         Entire Understanding. This Agreement, together with the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Funding Letter and the Confidentiality Agreement (the “Transaction Documents”) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any Person other than the parties hereto.

9.11         Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub (i) shall have the right to collaterally assign all or a portion of its rights, interests and obligations to any Debt Financing Sources pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Debt Financing and (ii) may assign any of their rights and obligations under this Agreement to another wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company upon written notice to the Company, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 9.11 shall be null and void.

9.12         Third Party Beneficiaries. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration set forth in Section 3.1(b); (b) if the Effective Time occurs, the right of the holders of Company Equity Awards to receive such amounts as provided for in Section 3.1(c); (c) if the Effective Time occurs, the rights of the Covered Persons set forth in Section 6.9 of this Agreement; (d) the rights of Non-Party Affiliates set forth in Section 9.13, the rights of the Debt Financing Sources set forth in Section 9.17, and (e) subject to Section 8.3 and Section 9.6, prior to the Effective Time, the right of the Company, in its sole and absolute discretion, to, on behalf of its shareholders pursue claims for damages and other relief for Parent’s, Guarantor’s and Merger Sub’s breach of this Agreement, which right is acknowledged by Parent, Guarantor and Merger Sub, which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (a) through (e) above.

9.13         Non-Recourse. All claims or causes of Litigation (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement, any other Transaction Document or as an inducement to enter into this Agreement or such other Transaction Document) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto. In no event shall any named party to this Agreement have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a named party to this Agreement, including any former, current or future director, officer, employee, incorporator, member, partner, shareholder, optionholder, warrantholder, member, Affiliate, agent, attorney or other Representative of any named party to this Agreement that is not itself a named party to the Transaction Documents (“Non-Party Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) to any party to this Agreement for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 9.13. Notwithstanding anything to the contrary contained herein, nothing in this Section 9.13 shall in any way limit or modify the rights and obligations of Parent, Merger Sub, Guarantor or the Company under this Agreement.

9.14         Further Assurances. Subject to the limitations set forth in Section 6.6(d), upon the reasonable request of Parent or the Surviving Corporation, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Merger and to effect and evidence the provisions of this Agreement and the Transactions.

9.15         Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

9.16         Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

9.17         Financing Provisions. Notwithstanding anything in this Agreement to the contrary (including any other provisions of this Article IX), the Company, on behalf of itself and its respective Affiliates, and each other party hereto, on behalf of itself and each of its respective Affiliates, hereby: (a) agree that any Litigation, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source, arising out of or relating to, this Agreement or any of the agreements entered into in connection with the Debt Financing or any of the Transactions or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal court or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and agrees not to bring or support any such action against any Debt Financing Source in any forum other than such courts, (b) agrees that any such action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any such action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its respective Affiliates or Representatives relating to or arising out of this Agreement or any agreements relating to the Debt Financing, (e) agrees that only Parent (including its permitted successors and assigns) shall be permitted to bring any action (including any claim for specific performance) against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing and that neither of the Company nor any of its Affiliates or Representatives shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under any agreement relating to the Debt Financing against the Debt Financing Sources party thereto, (f) agrees that in no event will any Debt Financing Source be liable to the Company or any of its Affiliates or Representatives for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing, and (g) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.17 and that this Section 9.17 may not be amended, modified or waived without the written consent of the Debt Financing Sources. Notwithstanding the foregoing, nothing in this Section 9.17 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Source’s obligations to Parent under any agreement relating to the Debt Financing.

Article X

GUARANTY

10.1         Guaranty. Upon the terms and subject to the conditions set forth in this Article X, Guarantor irrevocably, absolutely and unconditionally guarantees to the Company the due, prompt and punctual payment and performance when due of all obligations of Parent and Merger Sub under this Agreement (such obligations, the “Guaranteed Obligations”), in accordance with the terms hereof (such guaranty, the “Guaranty”) and a separate action or actions may be brought and prosecuted against Guarantor to enforce this Guaranty, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions, in each case subject to the terms and conditions of this Agreement in all respects. This Guaranty is an unconditional guaranty of payment and performance and not of collection. For the avoidance of doubt, if Guarantor satisfies or performs any Guaranteed Obligations hereunder, then neither Parent nor Merger Sub, as applicable, shall be required to satisfy or perform, and shall have no liability pursuant to this Article X with respect to, such Guaranteed Obligations.

10.2         Absolute and Unconditional Guaranty.

(a)            The liability of Guarantor under the Guaranty and the terms of this Agreement shall, to the fullest extent permitted under applicable Law, be full, irrevocable, absolute and unconditional. The liability of Guarantor under the Guaranty shall in no way be limited or affected by and shall be irrespective of:

(i)            any compromise, amendment, waiver or modification of this Agreement (in accordance with its terms), or any change in the manner, place or terms of payment or performance of, any change or extension of the time of payment or performance of, or any renewal or alteration of the Guaranteed Obligations, or any Liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the other documents entered into in connection therewith (including the Transaction Documents) in accordance with their terms (in each case other than any waiver, amendment or modification to the Guaranteed Obligations in accordance with the terms of this Agreement);

(ii)            the existence of any claim, set-off or other right that Guarantor may have at any time against Parent, Merger Sub or the Company, whether in connection with the Guaranteed Obligations or otherwise, in each case other than defenses and rights that Parent or Merger Sub have under this Agreement;

(iii)            the failure of the Company to assert any claim or demand or enforce any right or remedy against the Parent, Merger Sub or any other Person primarily or secondarily liable with respect to the Guaranteed Obligations (including in the event any Person becomes subject to a bankruptcy, reorganization, insolvency, liquidation or similar proceeding);

(iv)            the adequacy of any other means the Company may have of obtaining repayment of the Guaranteed Obligations; or

(v)            any other occurrence, circumstance, act or omission that may in any manner or to any extent vary the risk of Guarantor or otherwise operate as a discharge of Guarantor as a matter of law or equity (other than as a result of payment or performance of the Guaranteed Obligations in accordance with their terms) and without limiting any defenses and rights that Parent or Merger Sub have under this Agreement.

(b)            To the fullest extent permitted under applicable Law, Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by the Company upon the Guaranty or acceptance of the Guaranty. Without expanding the obligations of Guarantor hereunder and without limiting any defenses and rights that Parent or Merger Sub have under this Agreement, the Guaranteed Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon the Guaranty, and all dealings between the Company or Guarantor, on the one hand, and Parent or Merger Sub, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon the Guaranty.

(c)            Guarantor expressly and irrevocably waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. Guarantor hereby unconditionally and irrevocably agrees that it shall not, directly or indirectly, institute any proceeding or make any claim asserting that the Guaranty is illegal, invalid or unenforceable in accordance with its terms.

(d)            Notwithstanding anything to the contrary contained in this Article X or otherwise, the Company hereby agrees that (i) to the extent that Parent and Merger Sub are relieved of (or otherwise satisfy or perform) any of the Guaranteed Obligations, Guarantor shall be similarly relieved of its corresponding Guaranteed Obligation (except as a result of the bankruptcy or insolvency of Parent) under this Article X solely in respect of such relieved obligation, and (ii) Guarantor shall have all defenses to the Guaranteed Obligations that would be available to Parent or Merger Sub under this Agreement (except as a result of the bankruptcy or insolvency of Parent), as well as any defenses in respect of the Fraud of the Company.

10.3         Representations and Warranties of Guarantor. Guarantor hereby represents and warrants to the Company as follows:

(a)            Due Incorporation.

(i)            Guarantor is duly organized, validly existing and, where such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization.

(ii)            Guarantor has all requisite power and authority to (A) conduct its businesses in the manner in which its businesses are currently being conducted and (B) own and use its assets in the manner in which its assets are currently owned and used. Guarantor is duly qualified or licensed to do business in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification or licensing, except where any failure to be so qualified would not reasonably be expected to (x) prevent or materially delay the consummation of the Transactions or (y) have a material adverse effect on the ability of Guarantor to perform its obligations under the Guaranty on a timely basis. Guarantor is not in violation of any provision of its Organizational Documents in any material respect.

(b)            Due Authorization.

(i)            Guarantor has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions.

(ii)            The execution, delivery and performance by Guarantor of this Agreement, and the consummation by Guarantor of the applicable Transactions have been duly and validly authorized by all necessary corporate, partnership, private limited company or similar action, as the case may be, and no other corporate actions or proceedings on the part of Guarantor or its shareholders shall be necessary to authorize this Agreement and the Transactions.

(iii)            Guarantor has duly and validly executed and delivered this Agreement. Assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, subject to the Enforceability Exceptions.

(c)            Consents and Approvals; No Violations. The execution, delivery and performance by Guarantor of this Agreement and the consummation of the Transactions will not (i) violate any Law or Order applicable to Guarantor or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Guarantor or any of its Subsidiaries with, or consent or approval with respect to Guarantor or any of its Subsidiaries of, or other action by, any Governmental Authority, or (iii) require any consent of, notice to or other action by any Person under, constitute a default or breach or an event that, with or without notice or lapse of time or both, would constitute a default or breach under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Contract to which Guarantor is a party or by which Guarantor or any of its assets or properties is bound, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to (x) prevent or materially delay the consummation of the Transactions or (y) have a material adverse effect on the ability of Guarantor to perform its obligations under the Guaranty on a timely basis.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY

SpartanNash Company

By:	/s/ Tony Bashir Sarsam
Name: Tony Bashir Sarsam
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PARENT

New Mackinac HoldCo Inc.

By:	/s/ Kevin McNamara
Name: Kevin McNamara
Title: Executive Vice President, Chief Financial Officer and Treasurer

MERGER SUB

Mackinac Merger Sub, Inc.

By:	/s/ Kevin McNamara
Name: Kevin McNamara
Title: Executive Vice President, Chief Financial Officer and Treasurer

GUARANTOR

C&S Wholesale Grocers, LLC

By:	/s/ Kevin McNamara
Name: Kevin McNamara
Title: Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Agreement and Plan of Merger]